**CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
AND REVIEW REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b OF SECTION THREE**

AKBANK T.A.Ş.

**PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REVIEW REPORT
AT 30 SEPTEMBER 2008**

Başaran Nas Bağımsız Denetim ve
Serbest Muhasebeci Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF THE INDEPENDENT AUDITOR'S REVIEW REPORT ORIGINALLY PREPARED AND ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.

We have reviewed the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 30 September 2008 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the interim period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Law No. 5411. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. and its consolidated subsidiaries at 30 September 2008 and the results of its operations and its cash flows for the interim period then ended in accordance with accounting principles and standards set out by regulations in conformity with Articles 37 and 38 of Banking Law No. 5411 and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency on accounting and financial reporting principles.

Additional paragraph for convenience translation:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with Articles 37 and 38 of Banking Law No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Bağımsız Denetim ve
Serbest Muhasebeci Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers

Cansen Başaran Symes, SMMM
Partner

Istanbul, 6 November 2008

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED CONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b IN SECTION THREE

THE CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 30 SEPTEMBER 2008

Address :Sabancı Center 34330, 4. Levent / Istanbul
Telephone : (0 212) 385 55 55
Fax : (0 212) 269 73 83
Website : www.akbank.com
E-mail : hizmet@akbank.com

The consolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE GROUP
- **Section Two** - CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

Investments in associates, joint ventures, direct and indirect subsidiaries whose financial statements have been consolidated in this reporting package are as follows:

	Subsidiaries	Investments in Associates	Joint Ventures
1.	Ak Finansal Kiralama A.Ş.	-	-
2.	Ak Yatırım Menkul Değerler A.Ş.	-	-
3.	Akbank N.V.	-	-
4.	Akbank AG	-	-

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank but over which the Bank has 100% controlling power, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying reviewed consolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish Lira (YTL), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, relating appendices and interpretations on these, and have been reviewed.

6 November 2008

Suzan SABANCI DİNÇER	Akın KOZANOĞLU	Özen GÖKSEL	Zafer KURTUL	K. Atıl ÖZUS	Türker TUNALI
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Senior Vice President

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname / Title : Türker TUNALI / Senior Vice President
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

Page:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION ONE
GENERAL INFORMATION ABOUT THE GROUP

I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities which are allowed by the laws of the Turkish Republic ("T.C."). The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE PARENT BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE PARENT BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE PARENT BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 30 September 2008, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2007: 25%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Suzan SABANCI DİNÇER	Chairman and Managing Director	Graduate
Honorary Chairman:	Erol SABANCI	Honorary Chairman, Member, Advisor	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Bülent ADANIR	Managing Director	Graduate
	Özen GÖKSEL	Member	Undergraduate
	M. Hikmet BAYAR	Member	Undergraduate
	Aydın GÜNTER	Member	Undergraduate
	Yaman TÖRÜNER	Member	Undergraduate
	William J. MILLS	Member	Undergraduate
	Zafer KURTUL	Member and CEO	Graduate
President and CEO:	Zafer KURTUL	CEO	Graduate

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS (CONTINUED):

Director of Internal Audit:	Eyüp ENGİN	Head of Internal Audit	Undergraduate
President Deputy:	Reşit TOYGAR	Treasury	Graduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
Executive Vice Presidents:	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans Follow Up	Undergraduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	Esra BOZKURT	Human Resources	Undergraduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Ferda BESLİ	Commercial Banking	Undergraduate
	Ahmet Fuat AYLA	Corporate and Commercial Loans	Undergraduate
	Halit Haydar YILDIZ	Retail Loans	Graduate
	Hülya KEFELİ	International Banking	Undergraduate
	K. Atıl ÖZUS	Financial Coordination	Undergraduate
	A. Galip TÖZGE	Retail Branch Administration	Graduate
	Cem MENGİ	Corporate Banking	Undergraduate
	Burak TANSAN	Strategy and Corporate Communication	Graduate
	Cem MURATOĞLU	Retail Banking	Graduate
	Mine Tülay KÖNÜMAN	Payment Systems	Undergraduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Özen GÖKSEL	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The shares of the above individuals are insignificant in the Bank.

IV. INFORMATION ON SHAREHOLDERS HAVING CONTROL SHARES:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital (Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	941.384	% 31,38	941.384	-
Citibank Overseas Investment Corporation	600.000	% 20,00	600.000	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATION ON THE PARENT BANK'S SERVICE TYPES AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and AvivaSA Emeklilik ve Hayat A.Ş. As of 30 September 2008, the Bank has 840 branches dispersed throughout the country and 1 branch operating abroad (31 December 2007: 715 branches and 1 branch operating abroad). As of 30 September 2008, the Bank employed 15.789 people (31 December 2007: 13.513).

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş. and together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over which the Bank has 100% controlling power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries is referred to as the "Group" in these consolidated financial statements.

As of 30 September 2008, the Group employed 16.113 people (31 December 2007: 13.820).

AKBANK T.A.Ş.

1. CONSOLIDATED BALANCE SHEETS AS OF 30 SEPTEMBER 2008 AND 31 DECEMBER 2007

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	ASSETS	Note	CURRENT PERIOD (30/09/2008)			PRIOR PERIOD (31/12/2007)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
I.	**CASH BALANCES WITH CENTRAL BANK**	(I-a)	**4.854.214**	**2.730.195**	**7.584.409**	**402.714**	**2.359.742**	**2.762.456**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)**	(I-b)	**159.254**	**2.170.325**	**2.329.579**	**86.253**	**4.808.880**	**4.895.133**
2.1	Trading Financial Assets		119.484	2.124.033	2.243.517	51.853	4.761.998	4.813.851
2.1.1	Government Debt Securities		112.884	2.124.033	2.236.917	45.965	4.761.998	4.807.963
2.1.2	Share Certificates		4.800	-	4.800	4.637	-	4.637
2.1.3	Other Marketable Securities		1.800	-	1.800	1.251	-	1.251
2.2	Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1	Government Debt Securities		-	-	-	-	-	-
2.2.2	Share Certificates		-	-	-	-	-	-
2.2.3	Other Marketable Securities		-	-	-	-	-	-
2.3	Trading Derivative Financial Assets		39.770	46.292	86.062	34.400	46.882	81.282
III.	**BANKS**	(I-c)	**49.610**	**3.850.696**	**3.900.306**	**26.470**	**1.543.695**	**1.570.165**
IV.	**MONEY MARKETS**		-	-	-	**2.547**	-	**2.547**
4.1	Interbank Money Market Placements		-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	2.547	-	2.547
V.	**AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)**	(I-d)	**17.811.340**	**4.932.331**	**22.743.671**	**16.765.191**	**4.217.440**	**20.982.631**
5.1	Share Certificates		6.721	110	6.831	6.721	110	6.831
5.2	Government Debt Securities		17.804.619	4.767.826	22.572.445	16.758.470	4.131.310	20.889.780
5.3	Other Marketable Securities		-	164.395	164.395	-	86.020	86.020
VI.	**LOANS**	(I-e)	**29.556.757**	**19.902.358**	**49.459.115**	**25.764.399**	**14.117.729**	**39.882.128**
6.1	Loans		29.556.757	19.902.358	49.459.115	25.764.399	14.117.729	39.882.128
6.1.1	Loans to Bank's Risk Group	(VI)	289.484	625.159	914.643	267.057	668.453	935.510
6.1.2	Other		29.267.273	19.277.199	48.544.472	25.497.342	13.449.276	38.946.618
6.2	Loans under Follow-up		817.307	23.963	841.270	961.981	45.647	1.007.628
6.3	Specific Provisions (-)		817.307	23.963	841.270	961.981	45.647	1.007.628
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**HELD-TO-MATURITY SECURITIES (Net)**	(I-f)	-	-	-	-	-	-
8.1	Government Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Consolidated Based on Equity Method		-	-	-	-	-	-
9.2	Unconsolidated		-	-	-	-	-	-
9.2.1	Financial Investments in Associates		-	-	-	-	-	-
9.2.2	Non-Financial Investments in Associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	**16.002**	**36**	**16.038**	**22.762**	**36**	**22.798**
10.1	Unconsolidated Financial Subsidiaries		16.002	36	16.038	22.762	36	22.798
10.2	Unconsolidated Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (Net)**		-	-	-	-	-	-
11.1	Consolidated Based on Equity Method		-	-	-	-	-	-
11.2	Unconsolidated		-	-	-	-	-	-
11.2.1	Financial Joint Ventures		-	-	-	-	-	-
11.2.2	Non-Financial Joint Ventures		-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	(I-i)	**185.106**	**657.947**	**843.053**	**209.186**	**440.310**	**649.496**
12.1	Financial Lease Receivables		234.064	771.335	1.005.399	267.601	500.480	768.081
12.2	Operating Lease Receivables		-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-
12.4	Unearned Income (-)		48.958	113.388	162.346	58.415	60.170	118.585
XIII.	**HEDGING DERIVATIVE FINANCIAL ASSETS**	(I-j)	-	-	-	-	-	-
13.1	Fair Value Hedge		-	-	-	-	-	-
13.2	Cash Flow Hedge		-	-	-	-	-	-
13.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**		**730.528**	**5.616**	**736.144**	**724.543**	**5.970**	**730.513**
XV.	**INTANGIBLE ASSETS (Net)**		**34.213**	**116**	**34.329**	**31.790**	**181**	**31.971**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		34.213	116	34.329	31.790	181	31.971
XVI.	**INVESTMENT PROPERTY (Net)**	(I-k)	-	-	-	-	-	-
XVII.	**TAX ASSET**		**28.468**	**1.632**	**30.100**	**16.339**	**1.519**	**17.858**
17.1	Current Tax Asset		-	-	-	-	-	-
17.2	Deferred Tax Asset	(I-l)	28.468	1.632	30.100	16.339	1.519	17.858
XVIII.	**PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)**	(I-m)	**3.712**	-	**3.712**	**3.650**	-	**3.650**
18.1	Held for Sale Purpose		3.712	-	3.712	3.650	-	3.650
18.2	Related to Discontinued Operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(I-n)	**452.987**	**94.596**	**547.583**	**487.667**	**64.022**	**551.689**
	TOTAL ASSETS		**53.882.191**	**34.345.848**	**88.228.039**	**44.543.511**	**27.559.524**	**72.103.035**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.
I. CONSOLIDATED BALANCE SHEETS AS OF 30 SEPTEMBER 2008 AND 31 DECEMBER 2007
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	LIABILITIES	Note (Section Five)	CURRENT PERIOD (30/09/2008)			PRIOR PERIOD (31/12/2007)		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(II-a)	29.332.019	23.081.868	52.413.887	25.318.894	18.315.727	43.634.621
1.1	Deposits of Bank's Risk Group	(VI)	994.891	1.450.301	2.445.192	802.568	1.013.674	1.816.242
1.2	Other		28.337.128	21.631.567	49.968.695	24.516.326	17.302.053	41.818.379
II.	**TRADING DERIVATIVE FINANCIAL LIABILITIES**	(II-b)	55.252	66.687	121.939	56.840	48.751	105.591
III.	**BORROWINGS**	(II-c)	172.676	12.082.833	12.255.509	174.727	9.316.394	9.491.121
IV.	**MONEY MARKETS**		8.976.794	457.420	9.434.214	4.439.577	498.125	4.937.702
4.1	Funds from Interbank Money Market		151.089	-	151.089	25.012	129.011	154.023
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		8.825.705	457.420	9.283.125	4.414.565	369.114	4.783.679
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower Funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		1.078.941	28.552	1.107.493	935.032	21.044	956.076
VIII.	**OTHER LIABILITIES**	(II-d)	289.201	305.401	594.602	1.373.297	114.020	1.487.317
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	(II-e)	-	-	-	-	-	-
10.1	Financial Lease Payables		-	-	-	-	-	-
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		-	-	-	-	-	-
XI.	**HEDGING DERIVATIVE FINANCIAL LIABILITIES**	(II-f)	-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-g)	457.704	206.640	664.344	409.213	115.208	524.421
12.1	General Loan Loss Provision		241.230	191.914	433.144	187.190	106.435	293.625
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		67.290	-	67.290	63.383	-	63.383
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		149.184	14.726	163.910	158.640	8.773	167.413
XIII.	**TAX LIABILITY**	(II-h)	348.908	58.839	407.747	285.134	48.598	333.732
13.1	Current Tax Liability		348.908	10.721	359.629	285.134	8.854	293.988
13.2	Deferred Tax Liability		-	48.118	48.118	-	39.744	39.744
XIV.	**LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)**		-	-	-	-	-	-
14.1	Held for Sale Purpose		-	-	-	-	-	-
14.2	Related to Discontinued Operations		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-i)	11.292.248	(63.944)	11.228.304	10.658.724	(26.270)	10.632.454
16.1	Paid-in capital		3.000.000	-	3.000.000	3.000.000	-	3.000.000
16.2	Capital Reserves		3 603.989	(63.944)	3.540.045	3.813.171	(26.270)	3.786.901
16.2.1	Share Premium		1.700.000	-	1.700.000	1.700.000	-	1.700.000
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Differences	(II-j)	8.945	(63.944)	(54.999)	207.279	(26.270)	181.009
16.2.4	Property and Equipment Revaluation Differences		8.025	-	8.025	-	-	-
16.2.5	Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-
16.2.6	Revaluation Differences of Investment Properties		-	-	-	-	-	-
16.2.7	Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.8	Hedging Funds (Effective portion)		(18.873)	-	(18.873)	-	-	-
16.2.9	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.10	Other Capital Reserves		1.905.892	-	1.905.892	1.905.892	-	1.905.892
16.3	Profit Reserves		3.126.969	-	3.126.969	1.821.178	-	1.821.178
16.3.1	Legal Reserves		685.762	-	685.762	526.433	-	526.433
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		2.432.640	-	2.432.640	1.310.787	-	1.310.787
16.3.4	Other Profit Reserves		8.567	-	8.567	(16.042)	-	(16.042)
16.4	Income or (Loss)		1.561.065	-	1.561.065	2.024.136	-	2.024.136
16.4.1	Prior Years' Income or (Loss)		14.418	-	14.418	(16.524)	-	(16.524)
16.4.2	Current Year Income or (Loss)		1.546.647	-	1.546.647	2.040.660	-	2.040.660
16.5	Minority Interest		225	-	225	239	-	239
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		52.003.743	36.224.296	88.228.039	43.651.438	28.451.597	72.103.035

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.
II. CONSOLIDATED INCOME STATEMENTS FOR THE NINE-MONTH AND THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 30 SEPTEMBER 2007
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	INCOME AND EXPENSE ITEMS	Note (Section Five)	CURRENT PERIOD (01/01-30/09/2008)	PRIOR PERIOD (01/01-30/09/2007)	CURRENT PERIOD (01/07-30/09/2008)	PRIOR PERIOD (01/07-30/09/2007)
I.	**INTEREST INCOME**	(III-a)	7.355.728	6.436.536	2.556.666	2.285.058
1.1	Interest on loans	(III-a-1)	4.558.975	3.912.761	1.607.284	1.397.126
1.2	Interest Received from Reserve Requirements		14.770	22.383	4.417	7.892
1.3	Interest Received from Banks	(III-a-2)	220.953	223.065	83.359	76.638
1.4	Interest Received from Money Market Transactions		7.410	13.927	3.116	2.836
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	2.443.022	2.190.856	811.804	776.181
1.5.1	Trading Financial Assets		143.322	329.817	35.907	69.297
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-	-	-
1.5.3	Available-for-sale Financial Assets		2.299.700	1.861.039	775.897	706.884
1.5.4	Held to maturity Investments		-	-	-	-
1.6	Financial Lease Income		61.766	53.071	21.258	19.672
1.7	Other Interest Income		48.832	20.473	25.428	4.713
II.	**INTEREST EXPENSE**	(III-b)	4.582.185	4.014.260	1.649.022	1.473.796
2.1	Interest on Deposits	(III-b-3)	3.497.488	3.001.831	1.297.488	1.092.285
2.2	Interest on Funds Borrowed	(III-b-1)	412.565	435.836	141.299	153.730
2.3	Interest Expense on Money Market Transactions		649.700	561.348	201.593	219.831
2.4	Interest on Securities Issued		-	-	-	-
2.5	Other Interest Expenses		22.432	15.245	8.642	7.950
III.	**NET INTEREST INCOME (I - II)**		2.773.543	2.422.276	907.644	811.262
IV.	**NET FEES AND COMMISSIONS INCOME**		837.445	718.717	286.107	235.757
4.1	Fees and Commissions Received		1.015.749	884.909	348.520	296.713
4.1.1	Non-cash Loans		36.969	34.830	11.819	11.470
4.1.2	Other		978.780	850.079	336.701	285.243
4.2	Fees and Commissions Paid		178.304	166.192	62.413	60.956
4.2.1	Non-cash Loans		367	96	47	8
4.2.2	Other		177.937	166.096	62.366	60.948
V.	**DIVIDEND INCOME**		12.269	11.434	33	234
VI.	**TRADING INCOME/(LOSS) (Net)**	(III-c)	76.496	124.254	(85.358)	55.755
6.1	Trading Gains / (Losses) on Securities		(96.553)	4.372	(92.991)	26.010
6.2	Foreign Exchange Gains / (Losses)		173.049	119.882	7.633	29.745
VII.	**OTHER OPERATING INCOME**	(III-d)	696.483	475.605	158.886	45.576
VIII.	**TOTAL OPERATING INCOME (III+IV+V+VI+VII)**		4.396.236	3.752.286	1.267.312	1.148.584
IX.	**PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)**	(III-e)	840.867	505.488	275.045	173.973
X.	**OTHER OPERATING EXPENSES (-)**	(III-f)	1.645.363	1.281.651	569.154	452.841
XI.	**NET OPERATING INCOME/(LOSS) (VIII-IX-X)**		1.910.006	1.965.147	423.113	521.770
XII.	**EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER**					
XIII.	**INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES**		-	-	-	-
	CONSOLIDATED BASED ON EQUITY METHOD		-	-	-	-
XIV.	**INCOME/(LOSS) ON NET MONETARY POSITION**		-	-	-	-
XV.	**PROFIT/LOSS BEFORE TAX FROM CONTINUED OPERATIONS (XI+...+XIV)**		1.910.006	1.965.147	423.113	521.770
XVI.	**TAX PROVISION FOR CONTINUED OPERATIONS (±)**	(III-h)	363.337	349.176	91.237	105.013
16.1	Current Tax Provision		369.157	364.055	121.495	109.107
16.2	Deferred Tax Provision		(5.820)	(14.879)	(30.258)	(4.094)
XVII.	**CURRENT YEAR PROFIT/LOSS FROM CONTINUED OPERATIONS (XV±XVI)**		1.546.669	1.615.971	331.876	416.757
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-	-	-
18.1	Income from Non-current Assets Held for Resale		-	-	-	-
18.2	Profit from Sales of Associates, Subsidiaries and Joint Ventures		-	-	-	-
18.3	Income from Other Discontinued Operations		-	-	-	-
XIX.	**EXPENSES FOR DISCONTINUED OPERATIONS (-)**		-	-	-	-
19.1	Expenses for Non-current Assets Held for Resale		-	-	-	-
19.2	Loss from Sales of Associates, Subsidiaries and Joint Ventures		-	-	-	-
19.3	Expenses for Other Discontinued Operations		-	-	-	-
XX.	**PROFIT/LOSS BEFORE TAX FROM DISCONTINUED OPERATIONS (XVIII-XIX)**		-	-	-	-
XXI.	**TAX PROVISION FOR DISCONTINUED OPERATIONS (±)**		-	-	-	-
21.1	Current Tax Provision		-	-	-	-
21.2	Deferred Tax Provision		-	-	-	-
XXII.	**CURRENT YEAR PROFIT/LOSS FROM DISCONTINUED OPERATIONS (XX±XXI)**		-	-	-	-
XXIII.	**NET INCOME/(LOSS) (XVII+XXII)**	(III-i)	1.546.669	1.615.971	331.876	416.757
23.1	**Income/(Loss) from the Group**		1.546.647	1.616.202	331.869	415.027
23.2	Income/(Loss) from Minority Interest	(III-g)	22	(231)	7	1.730
	Earnings/(Loss) per share (in YTL full)		0,00516	0,00539	0,00111	0,00138

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

III. CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note	CURRENT PERIOD (30/09/2008)			PRIOR PERIOD (31/12/2007)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS (I+II+III)			**22.770.534**	**27.105.867**	**49.876.401**	**18.008.552**	**16.182.268**	**34.190.820**
I.	**GUARANTEES AND WARRANTIES**	(IV-2, 3)	**3.112.825**	**3.582.790**	**6.695.615**	**2.672.045**	**2.507.839**	**5.179.884**
1.1	Letters of Guarantee		2.879.687	1.656.901	4.536.588	2.516.552	1.262.181	3.778.733
1.1.1	Guarantees Subject to State Tender Law		195.558	348.757	544.315	230.606	316.102	546.708
1.1.2	Guarantees Given for Foreign Trade Operations		-	241.770	241.770	-	235.298	235.298
1.1.3	Other Letters of Guarantee		2.684.129	1.066.374	3.750.503	2.285.946	710.781	2.996.727
1.2	Bank Acceptances		15	61.134	61.149	15	46.842	46.857
1.2.1	Import Letter of Acceptance		15	61.134	61.149	15	46.842	46.857
1.2.2	Other Bank Acceptances		-	-	-	-	-	-
1.3	Letters of Credit		16	1.832.124	1.832.140	16	1.176.916	1.176.932
1.3.1	Documentary Letters of Credit		16	1.726.442	1.726.458	16	1.097.186	1.097.202
1.3.2	Other Letters of Credit		-	105.682	105.682	-	79.730	79.730
1.4	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5	Endorsements		-	-	-	-	-	-
1.5.1	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2	Other Endorsements		-	-	-	-	-	-
1.6	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7	Factoring Guarantees		-	-	-	-	-	-
1.8	Other Guarantees		24.929	15.536	40.465	22.825	9.796	32.621
1.9	Other Collaterals		208.178	17.095	225.273	132.637	12.104	144.741
II.	**COMMITMENTS**	(IV-1)	**12.145.283**	**4.540.476**	**16.685.759**	**10.664.659**	**3.361.079**	**14.025.738**
2.1	Irrevocable Commitments		12.145.283	4.540.476	16.685.759	10.664.659	3.361.079	14.025.738
2.1.1	Asset Purchase Commitments		61.238	154.957	216.195	56.594	400.913	457.507
2.1.2	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4	Loan Granting Commitments		3.621.807	4.041.364	7.663.171	2.780.673	2.921.787	5.702.460
2.1.5	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7	Commitments for Cheques		1.815.354	-	1.815.354	1.737.614	-	1.737.614
2.1.8	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9	Commitments for Credit Card Limits		6.429.425	-	6.429.425	6.001.065	-	6.001.065
2.1.10	Promotion Commitments for Credit Cards and Banking Services		36.918	-	36.918	34.405	-	34.405
2.1.11	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.13	Other Irrevocable Commitments		180.541	344.155	524.696	54.308	38.379	92.687
2.2	Revocable Commitments		-	-	-	-	-	-
2.2.1	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**7.512.426**	**18.982.601**	**26.495.027**	**4.671.848**	**10.313.350**	**14.985.198**
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		7.512.426	18.982.601	26.495.027	4.671.848	10.313.350	14.985.198
3.2.1	Forward Foreign Currency Buy/Sell Transactions		566.763	1.019.028	1.585.791	158.599	347.609	506.208
3.2.1.1	Forward Foreign Currency Transactions-Buy		231.333	565.358	796.691	75.766	185.434	261.200
3.2.1.2	Forward Foreign Currency Transactions-Sell		335.430	453.670	789.100	82.833	162.175	245.008
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		5.936.709	16.708.356	22.645.065	4.077.834	9.484.969	13.562.803
3.2.2.1	Foreign Currency Swap-Buy		90.836	5.849.372	5.940.208	72.669	2.421.573	2.494.242
3.2.2.2	Foreign Currency Swap-Sell		755.873	5.287.712	6.043.585	75.165	2.414.260	2.489.425
3.2.2.3	Interest Rate Swap-Buy		2.545.000	2.785.636	5.330.636	1.965.000	2.324.568	4.289.568
3.2.2.4	Interest Rate Swap-Sell		2.545.000	2.785.636	5.330.636	1.965.000	2.324.568	4.289.568
3.2.3	Foreign Currency, Interest rate and Securities Options		949.713	1.230.855	2.180.568	388.433	448.861	837.294
3.2.3.1	Foreign Currency Options-Buy		455.742	629.621	1.085.363	190.849	227.402	418.251
3.2.3.2	Foreign Currency Options-Sell		493.971	601.234	1.095.205	197.584	221.459	419.043
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securities Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		18.656	18.115	36.771	27.578	26.103	53.681
3.2.4.1	Foreign Currency Futures-Buy		-	18.115	18.115	27.574	3	27.577
3.2.4.2	Foreign Currency Futures-Sell		18.656	-	18.656	4	26.100	26.104
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		40.585	6.247	46.832	19.404	5.808	25.212
B. CUSTODY AND PLEDGES RECEIVED (IV+V+VI)			**59.002.416**	**10.555.028**	**69.557.444**	**52.449.723**	**7.928.625**	**60.378.348**
IV.	**ITEMS HELD IN CUSTODY**		**19.899.724**	**1.900.005**	**21.799.729**	**18.218.572**	**1.659.130**	**19.877.702**
4.1	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2	Investment Securities Held in Custody		16.444.980	375.685	16.820.665	15.029.013	625.272	15.654.285
4.3	Cheques Received for Collection		2.213.936	25.036	2.238.972	1.944.996	21.412	1.966.408
4.4	Commercial Notes Received for Collection		1.050.305	519.315	1.569.620	1.011.845	423.149	1.434.994
4.5	Other Assets Received for Collection		-	-	-	-	197	197
4.6	Assets Received for Public Offering		-	-	-	-	-	-
4.7	Other Items Under Custody		190.503	979.187	1.169.690	232.718	588.357	821.075
4 8	Custodians		-	782	782	-	743	743
V.	**PLEDGES RECEIVED**		**36.871.959**	**8.596.761**	**45.468.720**	**32.011.296**	**6.215.542**	**38.226.838**
5.1	Marketable Securities		4.210.563	201.590	4.412.153	1.904.661	155.821	2.060.482
5.2	Guarantee Notes		714.640	66.851	781.491	987.443	103.327	1.090.770
5.3	Commodity		152	14.545	14.697	79	45.718	45.797
5.4	Warranty		-	-	-	-	-	-
5.5	Immovable		17.830.885	6.211.399	24.042.284	16.526.555	4.340.986	20.867.541
5.6	Other Pledged Items		14.115.719	2.102.376	16.218.095	12.592.558	1.569.690	14.162.248
5.7	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		**2.230.733**	**58.262**	**2.288.995**	**2.219.855**	**53.953**	**2.273.808**
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**81.772.950**	**37.660.895**	**119.433.845**	**70.458.275**	**24.110.893**	**94.569.168**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.
IV. STATEMENT OF INCOME AND EXPENSES ACCOUNTED UNDER CONSOLIDATED SHAREHOLDERS' EQUITY AT 30 SEPTEMBER 2008 AND 30 SEPTEMBER 2007
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	INCOME AND EXPENSES ACCOUNTED UNDER SHAREHOLDERS' EQUITY	Note	CURRENT PERIOD (30/09/2008)	PRIOR PERIOD (30/09/2007)
I.	ADDITIONS TO MARKETABLE SECURITIES VALUATION DIFFERENCES FROM AVAILABLE FOR SALE FINANCIAL ASSETS		(244.448)	340.042
II.	PROPERTY AND EQUIPMENT REVALUATION DIFFERENCES		-	-
III.	INTANGIBLE FIXED ASSETS REVALUATION DIFFERENCES		-	-
IV.	FOREIGN EXCHANGE DIFFERENCES FROM FOREIGN CURRENCY TRANSACTIONS		24.609	(39.935)
V.	PROFIT/LOSS FROM CASH FLOW HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes)		-	-
VI.	PROFIT/LOSS FROM FOREIGN INVESTMENT HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes) (*)		(23.591)	-
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICY AND ADJUSTMENT OF ERRORS		-	-
VIII.	OTHER INCOME/EXPENSE ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS		-	-
IX.	TAX RELATED TO VALUATION DIFFERENCES		53.608	(68.008)
X.	NET INCOME/EXPENSE DIRECTLY ACCOUNTED UNDER SHAREHOLDERS' EQUITY (I+II+...+IX)		(189.822)	232.099
XI.	CURRENT YEAR INCOME / LOSS		40.450	15.782
1.1	Net Change in Fair Value of Marketable Securities (Transfer to Profit/Loss)		40.450	15.782
1.2	Part of Cash Flow Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement		-	-
1.3	Part of Foreign Investment Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement		-	-
1.4	Other		-	-
XII.	TOTAL ACCOUNTED INCOME / LOSS RELATED TO CURRENT PERIOD (X±XI)		(230.272)	216.317

(*) Figure represents the effective part of the foreign exchange differences of the financial liabilities hedging the net investment risk of foreign investments as explained in Note II of Section Three.

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

V. CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 30 SEPTEMBER 2008 AND 30 SEPTEMBER 2007

(Amounts are expressed in thousands of New Turkish Lira (YTL))

		Note (Section Five)	Paid-in Capital	Adjustment to Share Capital(*)	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Marketable Securities Value Increase Fund	Revaluation Fund	Bonus Shares from Invest. in Ass., Subs. and J.V.	Hedging Transactions	Val. Chan. in Prop. and Eq. HFS Purp./ Disc. Opr.	Total Equity Except from Minority Interest	Minority Interest	Total Shareholders' Equity
	PRIOR PERIOD (30/09/2007)																			
I.	Period Opening Balance		2.200.000	2.201.895	-	-	382.801	-	816.263	24.441	1.580.145	5.979	(129.008)	-	-	-	-	7.082.516	102.070	7.184.586
II.	Changes in Accounting Policies according to TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Effects of Errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effects of the Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	New Balance (I+II)		2.200.000	2.201.895	-	-	382.801	-	816.263	24.441	1.580.145	5.979	(129.008)	-	-	-	-	7.082.516	102.070	7.184.586
	Changes in the period																			
IV.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Marketable Securities Valuation Differences		-	-	-	-	-	-	-	-	-	-	256.252	-	-	-	-	256.252	-	256.252
VI.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Property and Equipment Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Foreign Exchange Differences		-	-	-	-	-	-	-	(39.935)	-	-	-	-	-	-	-	(39.935)	-	(39.935)
XI.	Changes due to the Disposal of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(99.139)	(99.139)
XII.	Changes due to the Reclassification of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Effects of Changes in Equity of Investments in Associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Capital Increase		200.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200.000	-	200.000
14.1	Cash Increase		200.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200.000	-	200.000
14.2	Internal Resources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Share Premium		600.000	(296.003)	1.700.000	-	-	-	(296.002)	-	-	-	-	(7.995)	-	-	-	1.700.000	-	1.700.000
XVI.	Share Cancellation Profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Paid-in Capital Inflation Adjustment Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII.	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX.	Current Year Income or (Loss)		-	-	-	-	-	-	-	-	1.616.202	-	-	-	-	-	-	1.616.202	(231)	1.615.971
XX.	Profit distribution		-	-	-	-	143.632	-	790.526	-	(1.580.145)	(22.503)	-	7.995	-	-	-	(660.495)	(2.462)	(662.957)
20.1	Dividends paid		-	-	-	-	-	-	-	-	(660.495)	-	-	-	-	-	-	(660.495)	(2.462)	(662.957)
20.2	Transfers to Reserves		-	-	-	-	143.632	-	790.526	-	(919.650)	(22.503)	-	7.995	-	-	-	-	-	-
20.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (III+IV+V+......+XVIII+XIX+XX)		3.000.000	1.905.892	1.700.000	-	526.433	-	1.310.787	(15.494)	1.616.202	(16.524)	127.244	-	-	-	-	10.154.540	238	10.154.778
	CURRENT PERIOD (30/09/2008)																			
I.	Prior Period End Balance		3.000.000	1.905.892	1.700.000	-	526.433	-	1.310.787	(16.042)	2.040.660	(16.524)	181.009	-	-	-	-	10.632.215	239	10.632.454
	Changes in the period																			
II.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Marketable Securities Valuation Differences	(II-j)	-	-	-	-	-	-	-	-	-	-	(236.008)	-	-	-	-	(236.008)	-	(236.008)
IV.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	(18.873)	-	(18.873)	-	(18.873)
4.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(18.873)	-	(18.873)	-	(18.873)
V.	Property and Equipment Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Foreign Exchange Differences		-	-	-	-	-	-	-	24.609	-	-	-	-	-	-	-	24.609	-	24.609
IX.	Changes due to the Disposal of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes due to the Reclassification of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Effects of Changes in Equity of Investments in Associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Capital Increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1	Cash Increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2	Internal Resources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Share Premium		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Share Cancellation Profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Paid-in Capital Inflation Adjustment Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Current Year Income or (Loss)		-	-	-	-	-	-	-	-	1.546.647	-	-	-	-	-	-	1.546.647	22	1.546.669
XVIII.	Profit distribution		-	-	-	-	159.329	-	1.121.853	-	(2.040.660)	30.942	-	8.025	-	-	-	(720.511)	(36)	(720.547)
18.1	Dividends paid		-	-	-	-	-	-	-	-	(720.511)	-	-	-	-	-	-	(720.511)	(36)	(720.547)
18.2	Transfers to Reserves		-	-	-	-	159.329	-	1.121.853	-	(1.320.149)	30.942	-	8.025	-	-	-	-	-	-
18.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (I+II+III+.....+XVI+XVII+XVIII)		3.000.000	1.905.892	1.700.000	-	685.762	-	2.432.640	8.567	1.546.647	14.418	(54.999)	8.025	-	(18.873)	-	11.228.079	225	11.228.304

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements.

VI. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 30 SEPTEMBER 2008 AND 30 SEPTEMBER 2007

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note (Section Five)	CURRENT PERIOD (30/09/2008)	PRIOR PERIOD (30/09/2007)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	Operating Profit before changes in operating assets and liabilities		3.370.618	2.527.011
1.1.1	Interest received		7.707.926	6.668.171
1.1.2	Interest paid		(4.237.964)	(3.962.722)
1.1.3	Dividend received		12.269	11.434
1.1.4	Fees and commissions received		1.015.749	884.909
1.1.5	Other income		(96.553)	4.372
1.1.6	Collections from previously written-off loans and other receivables		319.263	257.650
1.1.7	Payments to personnel and service suppliers		(637.140)	(478.701)
1.1.8	Taxes paid		(324.050)	(396.705)
1.1.9	Other		(388.882)	(461.397)
1.2	Changes in operating assets and liabilities		2.839.781	127.056
1.2.1	Net decrease in trading securities		2.769.838	1.553.355
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		-	-
1.2.3	Net increase / (decrease) in due from banks and other financial institutions		(4.507.539)	523.179
1.2.4	Net (increase) / decrease in loans		(10.291.151)	(6.043.414)
1.2.5	Net (increase) / decrease in other assets		(171.155)	(217.822)
1.2.6	Net increase / (decrease) in bank deposits		650.041	(443.339)
1.2.7	Net increase / (decrease) in other deposits		7.944.687	5.988.607
1.2.8	Net increase / (decrease) in funds borrowed		7.182.187	(1.581.674)
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		(737.127)	348.164
I.	Net cash provided from banking operations		6.210.399	2.654.067
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	Net cash provided from investing activities		(2.531.651)	(5.751.251)
2.1	Cash paid for acquisition of investments, associates and subsidiaries		(27)	(4.856)
2.2	Cash obtained from disposal of investments, associates and subsidiaries		-	-
2.3	Purchases of property and equipment		(97.259)	(78.407)
2.4	Disposals of property and equipments		2.242	5.530
2.5	Cash paid for purchase of investments available-for-sale		(2.436.607)	(5.673.518)
2.6	Cash obtained from sale of investments available-for-sale		-	-
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	-
2.9	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	Net cash provided from financing activities		(720.511)	1.239.505
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(720.511)	(660.495)
3.5	Payments for finance leases		-	-
3.6	Other		-	1.900.000
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents (I+II+III+IV)	(V)	2.958.237	(1.857.679)
VI.	Cash and cash equivalents at beginning of the year	(V)	2.521.696	4.622.695
VII.	Cash and cash equivalents at end of the year		5.479.933	2.765.016

The accompanying explanations and notes form an integral part of these financial statements.

SECTION THREE
ACCOUNTING POLICIES

I. EXPLANATIONS ON BASIS OF PRESENTATION:

a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

The consolidated financial statements have been prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No.26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in New Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The consolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of consolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Accounting policies and valuation principles applied in the presentation of consolidated financial statements:

The accounting policies and valuation principles applied in the preparation of consolidated financial statements are determined and applied in accordance with TAS. These accounting policies and valuation principles are explained in Notes II to XXVIII below.

d. Items subject to different accounting policies in the preparation of consolidated financial statements:

There are no items subject to different accounting policies in the preparation of these consolidated financial statements.

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS:

The Group's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. The Group performs financial leasing transactions through Ak Finansal Kiralama A.Ş.. By nature, the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Senior Risk Committee ("SRC").

For covering foreign currency exposures arising from the foreign currency transactions, the Group uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of "Net foreign exchange income/expense". Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates and all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves". The Group hedges the net investment risk of foreign investments with the foreign exchange differences of the foreign currency denominated financial liabilities. The effective part of the foreign exchange differences of the foreign currency denominated financial liabilities in this extent has been accounted in the "Hedge Funds" account under shareholders' equity.

As of 30 September 2008, foreign currency denominated balances are translated into Turkish lira using the exchange rates of YTL1,2450, YTL1,7820 and YTL1,1712 for USD, EUR and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

Consolidated financial statements are prepared in accordance with the "Turkish Accounting Standard for Consolidated and Separate Financial Statements" ("TAS 27").

Consolidation principles for subsidiaries:

Subsidiaries are entities controlled directly or indirectly by the Bank.

Subsidiaries are consolidated using the full consolidation method on the grounds of materiality principle considering their operations, asset and equity sizes. Financial statements of related subsidiaries are consolidated from the date when the control is transferred to the Bank.

Control means, directly or indirectly, holding the majority of the capital of an enterprise or although not having this majority, by holding privileged shares; or based on agreements made with other shareholders, holding the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.

In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of the cost value of the capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and resulting unrealized profits and losses are eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet, in the shareholder's equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidation principles for investments in associates:

Associates are entities in which the Parent Bank has equity investments, and has a significant influence even without the power to govern the financial and operating policies. Associates are consolidated with the equity method on the grounds of the materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES (CONTINUED):

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş., together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over the Bank has 100% control power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries is referred to as the "Group" in these consolidated financial statements.

Ak Yatırım Menkul Değerler A.Ş. was established on 11 December 1996 to trade in capital markets in accordance with Capital Market Law. This company is delivering intermediary services in capital markets, discretionary portfolio management, derivative transactions, repurchase and reverse repurchase agreements with authorizations given by the Capital Markets Board for each transaction.

Ak Finansal Kiralama A.Ş. was established in 1988 for leasing operations and all kinds of agreements and transactions related to these operations.

Akbank N.V. was established in 2000 for banking operations in the Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V resident in the Netherlands, which is 100% subsidiary of the Parent Bank, through capital in kind.

Ak Receivables Corporation and A.R.T.S Ltd. are "Special Purpose Entities" established in July 1998 and November 1999, respectively, in connection with raising long-term financing.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Group are currency and interest rate swaps, currency options and currency forwards.

The Group classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement" ("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS (CONTINUED):

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

Embedded derivatives are separated from the host contract and accounted for as a derivative under TAS 39 if, and only if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Group ceases accruing interest income on non-performing loans and any interest income accruals from such loans are reversed and no income is accounted until the collection is made according to the related regulation.

VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commission expenses paid to other financial institutions are recognized as operational costs and recorded using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

VII. EXPLANATIONS ON FINANCIAL ASSETS:

The Group categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

a. Financial assets at the fair value through profit or loss:

This category has two sub categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealers' margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Group has no financial assets designated as financial assets at fair value through profit or loss.

b. Financial assets available-for-sale:

Financial assets available-for-sale consists of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

c. Loan and receivables:

Financial assets that are originated by the Group by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Group are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectability of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No.26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

d. Held-to-maturity financial assets:

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets previously classified as held-to-maturity but which cannot be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Group has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay the related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method."

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Group has no securities lending transactions.

XI. EXPLANATIONS ON PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS:

The Group has no discontinued operations.

Property and equipment held-for-resale purpose consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 30 September 2008 and 31 December 2007, the Group has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment is carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "Recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group performs financial leasing operations as a "Lessor" through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. The asset subject to the financial leasing is presented in the balance sheet as receivable equal to the net leasing amount. Interest income is recognized over the term of the lease using the net investment method which reflects a constant periodic rate of return and the unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Group, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment termination benefits and vacation rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under the "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labor Law, the Group is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Group arising from this liability.

b. Retirement rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Fund") established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

Temporary 23rd article paragraph 1 ("the paragraph") of the Banking Law No 5411 published in the Official Gazette No 25983 dated 1 November 2005 required that the Banks would transfer their funds to the Social Security Institution ("SSI") within three years following the publication date of the Banking Law, and regulated the principles of this transfer. The first paragraph of the related article was rescinded as from the 31 March 2007, the publication date of the decision of the Constitutional Court dated 22 March 2007. The reasoned decree regarding the rescission of the mentioned paragraph was published in the Official Gazette numbered 26731, dated 15 December 2007.

Following the publication of the reasoned decree of the Constitutional Court, Grand National Assembly commenced to work on a new law regarding the transfer of the members of funds to the Social Security Institution; the related articles of the Social Security Law ("New Law") numbered 5754 regarding the transfer of the funds, were ratified by the Grand National Assembly on 17 April 2008 and came into effect following the publication in the Official Gazette numbered 26870, dated 8 May 2008.

The main opposition party appealed to the Constitutional Court for the cancellation of some of the articles of the New Law including transfer of the Funds to the SSI on 19 June 2008. There is no resolution adopted by the Constitution Court related to mentioned issue as of the publication date of the financial statements.

The new law requires that present value of post-employment benefits at the balance sheet date regarding the members of the fund to be transferred shall be calculated by a commission consisting of the representatives of SSI, Ministry of Finance, Undersecretariat of Tresury, Undersecretariat of State Planning Organization, BRSA, SDIF and banks and funds, by using technical discount rate of 9,8 percent taking into consideration the transferrable contributions and payments of the funds including any monthly payment differences paid by the funds above the limits within the framework of SSI regulations.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS (CONTINUED):

According to the new law, following the transfer of the members of the fund, the funds and institutions will continue to provide the non-transferrable social benefits and payments which are included in the settlement deed of the fund.

In this extent, according to the technical balance sheet report dated 30 June 2008 prepared considering the said articles of the new law regarding the transferrable benefit obligations and in accordance with TAS 19 for the non-transferrable social benefits and payments which are included in the settlement deed and audited within the framework stated in the first paragraph above; the fund has no technical or actual deficit which requires a provision.

Additionally, the Bank management is of the opinion that the possible obligation amount to arise during and after the transfer to be made within the framework described above will be at a reasonable level that can be met by the Fund's assets and will not bring any additional burden for the Bank.

XVIII. EXPLANATIONS ON TAXATION:

a. Current tax:

Turkish Tax Legislation does not permit a parent bank and its subsidiaries to file a consolidated tax return. Therefore, a provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

On 21 June 2006, "Corporate Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to the New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

XVIII. EXPLANATIONS ON TAXATION (CONTINUED):

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following fourth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

b. Deferred tax:

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

According to TAS 12, deferred taxes and liabilities resulting from different subsidiaries subject to consolidation are not presented as net; rather they are presented separately as assets and liabilities in the financial statements.

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

In 2008, there is no share certificates issued.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 30 September 2008 and 31 December 2007, there is no government grant for the Group.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note IX of Section Four.

XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2008. In the Ordinary General Assembly, it was resolved to distribute an YTL720.511 cash dividend over the YTL1.994.294 net income from 2007 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL8.025 to capital reserves, to allocate YTL156.765 as legal reserve and YTL1.108.993 as extraordinary reserves.

XXV. EARNINGS PER SHARE:

Earnings per share disclosed in the income statement are calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 30 September 2008	Prior Period 30 September 2007
Distributable Net Profit to Common Shares	1.546.647	1.616.202
Average Number of Issued Common Shares (Thousand)	300.000.000	300.000.000
Earnings Per Share (Amounts presented as full YTL)	0,00516	0,00539

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

In 2008, there is no bonus shares issued (2007: 60.000.000.000).

XXVI. RELATED PARTIES

Parties defined in the article 49 of the Banking Law No.5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VI of Section Five.

XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement, cash includes cash effectives, cash in transit, purchased cheques and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements and time deposits at banks with original maturity periods of less than three months.

XXVIII. RECLASSIFICATIONS

Comparative figures of 31 December 2007 and 30 September 2007 have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FOUR

INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Group's and Parent Bank's capital adequacy ratios are 16,48% (31 December 2007: 18,02%) and 17,54% (31 December 2007: 18,91%) respectively. These rates are considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighted assets" which is the sum of "Market risk on securities" and the "Group's currency risk". The following tables present the classifications of "Risk weighted assets of the Group and the Parent Bank" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. Information related to consolidated capital adequacy ratio:

	Risk Weights					
	Consolidated					
	0 %	20 %	50 %	100 %	150 %	200 %
Amount Subject to Credit Risk						
Balance Sheet Items (Net)	33.591.061	4.017.934	-	50.089.758	250.528	4.109
Cash	680.421	542	-	-	-	-
Matured Marketable Securities	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	701.346	-	-	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	3.475.175	-	423.419	-	-
Interbank Money Market Placements	-	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	6.150.397	-	-	-	-	-
Loans	1.148.329	503.322	-	46.886.097	250.528	4.109
Non-Performing Receivables (Net)	-	-	-	-	-	-
Lease Receivables	-	-	-	836.608	-	-
Available-for-sale Financial Assets	21.616.549	-	-	167.018	-	-
Held-to-maturity Investments	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	492	-	-
Miscellaneous Receivables	-	-	-	97.345	-	-
Interest and Income Accruals	1.038.893	38.895	-	721.356	-	-
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) (Net)	-	-	-	-	-	-
Fixed Assets	-	-	-	739.856	-	-
Other Assets	2.255.126	-	-	217.567	-	-
Off Balance Sheet Items	26.153	651.955	-	7.374.458	-	-
Non-cash Loans and Commitments	26.153	315.882	-	7.314.683	-	-
Derivative Financial Instruments	-	336.073	-	59.775	-	-
Non-risk Weighted Accounts	-	-	-	-	-	-
Total Risk Weighted Assets	**33.617.214**	**4.669.889**	-	**57.464.216**	**250.528**	**4.109**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

	Risk Weights					
	Parent Bank					
	0 %	20 %	50 %	100 %	150 %	200 %
Amount Subject to Credit Risk						
Balance Sheet Items (Net)	32.802.119	3.803.327	-	45.369.718	250.528	4.109
Cash	680.402	542	-	-	-	-
Matured Marketable Securities	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	701.346	-	-	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	3.260.876	-	423.304	-	-
Interbank Money Market Placements	-	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	6.150.397	-	-	-	-	-
Loans	1.148.329	503.322	-	42.552.617	250.528	4.109
Non-Performing Receivables (Net)	-	-	-	-	-	-
Lease Receivables	-	-	-	-	-	-
Available-for-sale Financial Assets	20.850.549	-	-	5.778	-	-
Held-to-maturity Investments	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	492	-	-
Miscellaneous Receivables	-	-	-	62.859	-	-
Interest and Income Accruals	1.026.237	38.587	-	660.833	-	-
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) (Net)	-	-	-	746.351	-	-
Fixed Assets	-	-	-	725.930	-	-
Other Assets	2.244.859	-	-	191.554	-	-
Off Balance Sheet Items	26.153	591.875	-	7.619.046	-	-
Non-cash Loans and Commitments	26.153	315.882	-	7.559.271	-	-
Derivative Financial Instruments	-	275.993	-	59.775	-	-
Non-risk Weighted Accounts	-	-	-	-	-	-
Total Risk Weighted Assets	**32.828.272**	**4.395.202**	-	**52.988.764**	**250.528**	**4.109**

d. Summary information related to consolidated capital adequacy ratio:

	Parent Bank		Consolidated	
	Current Period 30 September 2008	Prior Period 31 December 2007	Current Period 30 September 2008	Prior Period 31 December 2007
Amount Subject to Credit Risk ("ASCR")	54.251.814	47.014.071	58.782.204	49.719.012
Amount Subject to Market Risk ("ASMR")	2.589.263	2.408.788	2.608.175	2.589.763
Amount Subject to Operational Risk ("ASOR")	7.450.782	6.737.514	7.672.195	6.884.540
Shareholders' Equity	11.279.109	10.618.305	11.380.872	10.666.755
Shareholders' Equity/(ASCR+ASMR+ASOR) *100	17,54	18,91	16,48	18,02

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

e. Information about consolidated shareholders' equity items:

	Current Period 30 September 2008	Prior Period 31 December 2007
CORE CAPITAL		
Paid-in capital	3.000.000	3.000.000
Nominal Capital	3.000.000	3.000.000
Capital Commitments (-)	-	-
Inflation Adjustment to Share Capital	1.905.892	1.905.892
Share Premium	1.700.000	1.700.000
Share Cancellation Profits	-	-
Legal Reserves	685.762	526.433
First Legal Reserve (Turkish Commercial Code 466/1)	423.547	321.269
Second Legal Reserve (Turkish Commercial Code 466/2)	262.215	205.164
Other Legal Reserves per Special Legislation	-	-
Status Reserves	-	-
Extraordinary Reserves	2.422.334	1.294.745
Reserves Allocated by the General Assembly	2.432.640	1.310.787
Retained Earnings	-	-
Accumulated Loss	-	-
Foreign Currency Share Capital Exchange Difference (*)	(10.306)	(16.042)
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves	-	-
Profit	1.561.065	2.024.136
Net Income for the Period	1.546.647	2.040.660
Prior Period Profit	14.418	(16.524)
Provisions for Possible Risks up to 25% of Core Capital	-	-
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	8.025	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Minority Rights	225	239
Uncovered Portion of Loss with Reserves (-)	-	-
Net Current Period Loss	-	-
Prior Period Loss	-	-
Leasehold Improvements (-)	-	15.675
Prepaid Expenses (-)	224.282	74.876
Intangible Assets (-)	34.329	31.971
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Consolidation Goodwill (net)	-	-
Total Core Capital	**11.283.303**	**10.451.445**

(*) The effective part of the foreign exchange differences of the financial liabilities hedging the net investment risk of foreign investments explained in Note II of Section Three has been included.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

SUPPLEMENTARY CAPITAL		
General Provisions	433.144	293.625
45% of the Movables Revaluation Fund	-	-
45% of the Immovables Revaluation Fund	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund	(60.926)	67.005
From Investments in Associates And Subsidiaries	(1.831)	2.230
From Available-for-Sale Financial Assets	(59.095)	64.775
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Minority Rights	-	-
Total Supplementary Capital	**372.218**	**360.630**
TIER III CAPITAL (Minority Rights included, if exists)	-	-
CAPITAL	**11.655.521**	**10.812.075**
DEDUCTIONS FROM THE CAPITAL	**274.649**	**145.320**
Shares in Unconsolidated Banks and Financial Institutions	16.038	22.798
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Shares of Banks and Financial Institutions that Equity Method Applied but Assets and Liabilities are not Consolidated	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	-
Excess of 50% of the Bank's Immovables' Total Net Book Value and Net Book Value of Immovables Obtained Against Bank's Receivables that Must be Disposed According to Article 57 of the Banking Law which Could not be Disposed Although Five Years Have Passed Since the Acquisition Date	-	-
Other	-	-
Total Shareholders' Equity	**11.380.872**	**10.666.755**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK :

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is as low as 1,7% (31 December 2007: 2,5%) and a 100% provision has been provided.

c. The Group provided a general provision amounting to YTL433.144 (31 December 2007: YTL293.625).

III. EXPLANATIONS ON MARKET RISK:

Companies are exposed to market risk, due to the movements in exchange rates, interest rates and market prices of stocks. The Bank believes that exchange risk and interest rate risk are the two most important components constituting the market risk. Market risk is measured using two separate methods, which are the "inherent model" and "standard method".

According to the "inherent model", market risk is measured with the Value at Risk (VaR) approach. In VaR calculations, variance, covariance, historical comparison and Monte Carlo simulation methods are used. The software used can perform calculations with an advanced yield curve and volatility models. The VaR model is based on the assumptions of a 99% confidence interval and 10 days retention period. VaR analyses are reported to senior management, and they are also used as risk parameters for the bond portfolio, and as a limit management instrument. Limits are revised steadily according to the market conditions and the application of specified limits is subjected to authority restrictions, thereby increasing the control efficiency. VaR analyses are supported with scenario analyses and stress tests, and take into consideration the effects of low-probability events which have a significant impact and market fluctuations. Retrospective tests of the model outputs are performed regularly.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK: (CONTINUED)

According to the "standard method", market risk is measured on securities portfolio basis in a way that includes the Group's exchange risk daily and weekly according to the standard method, and reported to the senior management. The table below indicates the details of the calculation of market risk as of 30 September 2008 according to "Market Risk Measurement Standard Method", pursuant to part 3 related to the "Calculation of the Amount basis to Market Risk", of the "Communiqué on the Measurement and Assessment of Capital Adequacy of the Banks", published in the Official Gazette dated 1 November 2006 No. 26333.

Information on Market Risk:

	Balance
(I)Capital to be Employed for General Market Risk - Standard Method	186.576
(II) Capital to be Employed for Specific Risk - Standard Method	2.348
(III) Capital to be Employed for Currency Risk - Standard Method	19.730
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	208.654 (*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	2.608.175 (*)

(*) Of the "Amount subject to market risk", only YTL208.654 (8% of YTL2.608.175) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note I of Section Four. YTL208.654 is the minimum amount of capital that can mitigate the mentioned risk.

IV. EXPLANATIONS ON OPERATIONAL RISK:

The "Basic indicator method" is used in the operational risk calculation of the Group. The amount subject to the operational risk is calculated through the use of the gross income of the Group in 2007, 2006, and 2005 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. In the scope of "Capital adequacy ratio" stated in Note I of this section, amount subjected to operational risk is YTL7.672.195; capital liability of operational risk is YTL613.776.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall foreign currency position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Parent Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,2450	YTL1,7820	YTL1,1712
1. Day bid rate	YTL1,2150	YTL1,7788	YTL1,1499
2. Day bid rate	YTL1,2200	YTL1,7951	YTL1,1533
3. Day bid rate	YTL1,2200	YTL1,7888	YTL1,1515
4. Day bid rate	YTL1,2200	YTL1,8058	YTL1,1587
5. Day bid rate	YTL1,2250	YTL1,7774	YTL1,1495

The simple arithmetic average of the Parent Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,1947
Euro : YTL1,7322
Yen : YTL1,1118

As of 31 December 2007;

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,1593	YTL1,7059	YTL1,0350

Information related to Group's Currency Risk: (Thousand YTL)

The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currencies indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

	Euro	USD	Yen	Other (*)	Total
Current Period - 30 September 2008					
Assets					
Cash Equivalents and Central Bank	1.696.059	1.017.918	145	16.073	**2.730.195**
Banks	1.581.262	2.143.652	8.237	117.545	**3.850.696**
Financial Assets at Fair Value through Profit or Loss (Net)	796.745	1.371.700	10	1.870	**2.170.325**
Interbank Money Market Placements	-	-	-	-	-
Available-for-sale Financial Assets (Net)	1.480.732	3.451.599	-	-	**4.932.331**
Loans	6.136.621	14.579.045	18.832	97.652	**20.832.150**
Investments in Associates, Subsidiaries and Joint Ventures	34	-	-	2	**36**
Held-to-maturity Investments (Net)	-	-	-	-	-
Hedging Derivative Financial Assets	-	-	-	-	-
Tangible Assets (Net)	3.071	2.545	-	-	**5.616**
Intangible Assets (Net)	116	-	-	-	**116**
Other Assets	424.109	301.735	9.036	8.653	**743.533**
Total Assets	**12.118.749**	**22.868.194**	**36.260**	**241.795**	**35.264.998**
Liabilities					
Bank Deposits	417.695	881.084	9	27.391	**1.326.179**
Foreign Currency Deposits	10.621.740	10.294.314	13.798	825.837	**21.755.689**
Funds from Interbank Money Market	457.420	-	-	-	**457.420**
Borrowings	4.978.288	7.092.393	614	11.538	**12.082.833**
Issued Marketable Securities (Net)	-	-	-	-	-
Miscellaneous Payables	12.982	14.370	6	1.194	**28.552**
Hedging Derivative Financial Liabilities	-	-	-	-	-
Other Liabilities	180.856	204.325	9.916	2.438	**397.535**
Total Liabilities	**16.668.981**	**18.486.486**	**24.343**	**868.398**	**36.048.208**
Net on Balance Sheet Position	**(4.550.232)**	**4.381.708**	**11.917**	**(626.603)**	**(783.210)**
Net off-Balance Sheet Position (**)	**4.415.141**	**(4.382.652)**	**(13.685)**	**696.010**	**714.814**
Financial Derivative Assets	5.904.024	3.196.378	63.446	749.262	**9.913.110**
Financial Derivative Liabilities	1.488.883	7.579.030	77.131	53.252	**9.198.296**
Non-cash Loans	1.090.885	2.276.888	158.219	56.798	**3.582.790**
Prior Period - 31 December 2007					
Total Assets	11.072.392	17.091.425	31.434	111.358	**28.306.609**
Total Liabilities	11.916.111	15.657.716	16.309	741.552	**28.331.688**
Net on-Balance Sheet Position	(843.719)	1.433.709	15.125	(630.194)	**(25.079)**
Net off-Balance Sheet Position (**)	839.754	(1.443.589)	(12.287)	618.322	**2.200**
Financial Derivative Assets	2.899.572	1.722.740	61.945	647.955	**5.332.212**
Financial Derivative Liabilities	2.059.818	3.166.329	74.232	29.633	**5.330.012**
Non-cash Loans	1.003.276	1.313.407	140.092	51.064	**2.507.839**

(*) Of the "Other FC" total assets amounting to YTL241.795 (31 December 2007: YTL111.358), YTL166.060 is in English Pounds (31 December 2007: YTL58.232), and YTL32.730 in Swiss Francs (31 December 2007: YTL23.159). Of the total liabilities amounting to YTL868.398 (31 December 2007: YTL741.552) YTL688.545 is in English Pounds (31 December 2007: YTL574.035) and YTL50.077 is in Swiss Francs (31 December 2007:YTL46.054).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements are included in the net off-balance sheet position.

Since the Group's exposure to foreign currency exchange rate risk is at an immaterial level, the fluctuations in exchange rates do not have material impact on the Group's financial statements.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest rate risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, or varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

Current Period – 30 September 2008	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	6.202.100	-	-	-	-	1.382.309	**7.584.409**
Banks	3.293.468	189.787	-	-	-	417.051	**3.900.306**
Financial Assets at Fair Value Through Profit or Loss (Net)	41.568	22.509	2.012.994	172.070	73.838	6.600	**2.329.579**
Interbank Money Market Placements	-	-	-	-	-	-	-
Available-for-sale Financial Assets (Net)	1.646.524	1.367.905	8.759.665	9.179.673	1.783.073	6.831	**22.743.671**
Loans	18.451.729	8.889.951	13.692.384	7.521.365	903.686	-	**49.459.115**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	199.866	80.140	208.406	381.674	102.357	1.238.516	**2.210.959**
Total Assets	**29.835.255**	**10.550.292**	**24.673.449**	**17.254.782**	**2.862.954**	**3.051.307**	**88.228.039**
Liabilities							
Bank Deposits	2.042.592	337.603	11.974	-	-	201.910	**2.594.079**
Other Deposits	34.610.201	4.140.119	2.915.235	384.412	39.485	7.730.356	**49.819.808**
Funds from Interbank Money Market	8.970.319	27.007	365.456	-	71.432	-	**9.434.214**
Miscellaneous Payables	28.552	-	-	-	-	1.078.941	**1.107.493**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	3.443.644	6.563.229	2.089.796	158.840	-	-	**12.255.509**
Other Liabilities (*)	204.991	109.426	157.351	152.495	46.854	12.345.819	**13.016.936**
Total Liabilities	**49.300.299**	**11.177.384**	**5.539.812**	**695.747**	**157.771**	**21.357.026**	**88.228.039**
Balance Sheet Long Position	-	-	19.133.637	16.559.035	2.705.183	-	**38.397.855**
Balance Sheet Short Position	(19.465.044)	(627.092)	-	-	-	(18.305.719)	**(38.397.855)**
Off-balance Sheet Long Position	419.691	1.882.688	86.654	-	-	-	**2.389.033**
Off-balance Sheet Short Position	-	-	-	(1.882.236)	(657.461)	-	**(2.539.697)**
Total Position	**(19.045.353)**	**1.255.596**	**19.220.291**	**14.676.799**	**2.047.722**	**(18.305.719)**	**(150.664)**

(*)Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2007	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	1.667.268	-	-	-	-	1.095.188	**2.762.456**
Banks	744.669	126.450	734	-	-	698.312	**1.570.165**
Financial Assets at Fair Value through Profit or Loss (Net)	21.332	1.899.791	2.652.812	162.688	152.622	5.888	**4.895.133**
Interbank Money Market Placements	2.547	-	-	-	-	-	**2.547**
Available-for-sale Financial Assets (Net)	1.143.165	5.409.772	8.773.361	4.334.281	1.315.221	6.831	**20.982.631**
Loans	14.502.942	6.016.140	12.557.176	6.102.460	703.410	-	**39.882.128**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	106.785	71.416	205.511	371.214	-	1.253.049	**2.007.975**
Total Assets	**18.188.708**	**13.523.569**	**24.189.594**	**10.970.643**	**2.171.253**	**3.059.268**	**72.103.035**
Liabilities							
Bank Deposits	1.565.993	220.719	-	-	-	153.252	**1.939.964**
Other Deposits	23.814.786	8.432.099	2.156.868	216.163	41.380	7.033.361	**41.694.657**
Funds from Interbank Money Market	4.535.304	136.276	197.766	-	68.356	-	**4.937.702**
Miscellaneous Payables	20.700	-	-	-	-	935.376	**956.076**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	3.257.792	4.611.177	1.366.840	255.312	-	-	**9.491.121**
Other Liabilities (*)	88.737	29.651	127.169	71.138	17.409	12.749.411	**13.083.515**
Total Liabilities	**33.283.312**	**13.429.922**	**3.848.643**	**542.613**	**127.145**	**20.871.400**	**72.103.035**
Balance Sheet Long Position	-	93.647	20.340.951	10.428.030	2.044.108	-	**32.906.736**
Balance Sheet Short Position	(15.094.604)	-	-	-	-	(17.812.132)	**(32.906.736)**
Off-balance Sheet Long Position	1.396.954	744.439	1.785.188	-	-	-	**3.926.581**
Off-balance Sheet Short Position	-	-	-	(3.757.529)	(153.281)	-	**(3.910.810)**
Total Position	**(13.697.650)**	**838.086**	**22.126.139**	**6.670.501**	**1.890.827**	**(17.812.132)**	**15.771**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

b. Effective average interest rates for monetary financial instruments %:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

Current Period – 30 September 2008	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,88	0,75	-	12,56
Banks	3,93	3,12	-	19,35
Financial Assets at Fair Value through Profit or Loss (Net)	6,40	4,39	-	18,94
Interbank Money Market Placements	-	-	-	-
Available-for-sale Financial Assets (Net)	5,88	5,94	-	18,82
Loans	6,79	4,81	1,84	21,29
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	5,41	3,97	-	18,39
Other Deposits	4,17	3,43	0,23	16,17
Funds From Interbank Money Market	5,13	-	-	17,07
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	5,36	4,07	2,37	15,79

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2007	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,80	1,95	-	11,81
Banks and Other Financial Institutions	3,55	4,13	-	17.48
Financial Assets at Fair Value through Profit or Loss (Net)	6,43	6,94	-	17,43
Interbank Money Market Placements	-	-	-	18,00
Available-for-sale Financial Assets (Net)	6,26	5,66	-	18,81
Loans	5,90	6,49	1,63	21,13
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	4,85	5,20	-	17,19
Other Deposits	3,32	3,84	0,01	14,33
Funds From Interbank Money Market	4,83	5,06	-	17,50
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,94	5,81	1,72	15,32

VII. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Group balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Unallocated (*)	Total
Current Period – 30 September 2008								
Assets								
Cash Equivalents and Central Bank	7.532.706	51.703	-	-	-	-	-	**7.584.409**
Due From Banks	417.051	3.293.468	189.787	-	-	-	-	**3.900.306**
Financial Assets at Fair Value through Profit or Loss (Net)	6.600	33.042	19.991	76.349	2.115.791	77.806	-	**2.329.579**
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Available-for-sale Financial Assets (Net)	6.831	299	1.342.929	3.522.199	13.460.561	4.410.852	-	**22.743.671**
Loans	-	10.117.974	8.601.976	13.427.089	13.980.805	3.331.271	-	**49.459.115**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-	-
Other Assets	205.632	202.311	80.840	208.714	408.740	75.291	1.029.431	**2.210.959**
Total Assets	**8.168.820**	**13.698.797**	**10.235.523**	**17.234.351**	**29.965.897**	**7.895.220**	**1.029.431**	**88.228.039**
Liabilities								
Bank Deposits	201.910	2.042.592	337.603	11.974	-	-	-	**2.594.079**
Other Deposits	7.730.356	34.868.681	4.144.335	2.715.149	308.643	52.644	-	**49.819.808**
Borrowings	-	1.986.549	1.754.534	4.927.050	2.386.651	1.200.725	-	**12.255.509**
Funds from Interbank Money Market	-	8.970.319	27.007	292.078	7.647	137.163	-	**9.434.214**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	591	708.608	398.294	-	-	-	-	**1.107.493**
Other Liabilities (**)	148.929	366.586	417.085	155.977	624.648	75.407	11.228.304	**13.016.936**
Total Liabilities	**8.081.786**	**48.943.335**	**7.078.858**	**8.102.228**	**3.327.589**	**1.465.939**	**11.228.304**	**88.228.039**
Net Liquidity Gap	**87.034**	**(35.244.538)**	**3.156.665**	**9.132.123**	**26.638.308**	**6.429.281**	**(10.198.873)**	-
Prior Period - 31 December 2007								
Total Assets	3.462.289	9.214.034	7.806.031	22.805.132	21.014.698	6.938.506	862.345	**72.103.035**
Total Liabilities	7.203.307	32.946.043	9.766.304	6.654.101	3.630.419	1.270.407	10.632.454	**72.103.035**
Net Liquidity Gap	**(3.741.018)**	**(23.732.009)**	**(1.960.273)**	**16.151.031**	**17.384.279**	**5.668.099**	**(9.770.109)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

VIII. EXPLANATIONS ON THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PERSONS:

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

IX. EXPLANATIONS ON BUSINESS SEGMENTS:

The Group operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Group offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, cheques, money transfers, investment banking, telephone and internet banking.

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Group provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Group provides services for foreign trade financing, foreign currency and New Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

Other activities include activities provided by Ak Finansal Kiralama A.Ş. and Ak Yatırım Menkul Değerler A.Ş. which are the consolidated subsidiaries of the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IX. EXPLANATIONS ON BUSINESS SEGMENTS (CONTINUED):

Information on business segments as of 30 September 2008 is presented on the following table:

	Retail Banking	Corporate and Commercial Banking	Treasury	Private Banking	International Banking	Other	Bank's Total Activities
Current Period – 30 September 2008							
Operating Income	2.728.535	742.500	490.036	29.751	67.488	325.657	4.383.967
Profit from Operating Activities	904.012	428.206	323.589	17.147	58.190	166.593	1.897.737
Income from Subsidiaries	-	-	-	-	-	12.269	12.269
Profit before Tax	904.012	428.206	323.589	17.147	58.190	178.862	1.910.006
Corporate Tax	-	-	-	-	-	(363.337)	(363.337)
Minority Rights	-	-	-	-	-	(22)	(22)
Net Profit for the Period	904.012	428.206	323.589	17.147	58.190	(184.497)	1.546.647
Segment Assets	24.490.439	30.399.290	29.015.258	333.978	388.615	875.173	85.502.753
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)	-	-	-	-	-	-	16.038
Undistributed Assets	-	-	-	-	-	-	2.709.248
Total Assets	-	-	-	-	-	-	88.228.039
Segment Liabilities	37.305.411	10.726.130	13.649.123	4.809.177	7.672.361	546.650	74.708.852
Undistributed Liabilities	-	-	-	-	-	-	2.290.883
Shareholders' Equity	-	-	-	-	-	-	11.228.304
Total Liabilities	-	-	-	-	-	-	88.228.039
Other Segment Items							
Capital Investment	65.457	955	354	5.733	3	6.077	78.579
Amortization	(48.292)	(4.280)	(316)	(410)	(145)	(34.247)	(87.690)
Non-cash Other Income-Expense	(327.692)	(481.768)	(19.541)	(290)	-	(11.628)	(840.919)
Restructuring Costs	-						

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS:

a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Cash/Foreign Currency	471.036	205.086	278.937	234.176
The CBRT	4.383.039	2.520.407	123.777	2.122.898
Other	139	4.702	-	2.668
Total	**4.854.214**	**2.730.195**	**402.714**	**2.359.742**

2. Information related to the account of the CBRT:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Demand Unrestricted Account	9.621	691.725	2.162	577.245
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	4.373.418	1.828.682	121.615	1.545.653
Total	**4.383.039**	**2.520.407**	**123.777**	**2.122.898**

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% for USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 30 September 2008 the corresponding interest rates are for YTL, USD and EUR reserves are 12,56%, 0,75 % and 1,88%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 30 September 2008, financial assets at fair value through profit or loss subject to repo transactions amount to YTL (-) (31 December 2007: YTL (-)); and those given as collateral/blocked amount to YTL1.545.542 (31 December 2007: YTL829.475).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Positive differences table related to trading derivative financial assets:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Forward Transactions	20.011	-	10.498	-
Swap Transactions	9.383	32.794	3.839	42.289
Futures Transactions	9.858	220	19.889	354
Options	518	13.278	174	4.239
Other	-	-	-	-
Total	**39.770**	**46.292**	**34.400**	**46.882**

c. Information on banks:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Banks	49.610	3.850.696	26.470	1.543.695
Domestic	49.598	181.161	1.974	11.215
Foreign	12	3.669.535	24.496	1.532.480
Head Quarters and Branches Abroad	-	-	-	-
Total	**49.610**	**3.850.696**	**26.470**	**1.543.695**

d. Information on available-for-sale financial assets, net values:

1. As of 30 September 2008, available-for-sale financial assets subject to repurchase agreements amount to YTL9.271.121 (31 December 2007: YTL4.712.504); and those given as collateral/blocked amount to YTL2.397.016 (31 December 2007: YTL870.230).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on available-for-sale financial assets:

	Current Period 30 September 2008	Prior Period 31 December 2007
Debt Securities	22.789.986	20.975.940
Quoted to Stock Exchange	22.753.090	20.975.940
Not Quoted	36.896	-
Share Certificates	6.831	6.831
Quoted to Stock Exchange	-	-
Not Quoted	6.831	6.831
Impairment Provision (-)	53.146	140
Total	**22.743.671**	**20.982.631**

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	Cash	Non-cash Loans	Cash	Non-cash Loans
Direct Loans Granted to Shareholders	13.054	20.231	13.605	29.952
Corporate Shareholders	13.054	20.231	13.605	29.952
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	839.009	403.889	920.827	453.741
Loans Granted to Employees	45.044	-	39.507	-
Total	**897.107**	**424.120**	**973.939**	**483.693**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-specialized Loans	47.434.552	-	2.024.522	41
Discount And Purchase Notes	259.896	-	406	-
Export Loans	2.886.374	-	11.320	-
Import Loans	1.257.958	-	-	-
Loans Granted to Financial Sector	2.544.490	-	-	-
Foreign Loans	828.860	-	134.685	-
Consumer Loans (Including Overdraft Loans)	9.542.284	-	695.048	-
Credit Cards	4.362.074	-	247.264	-
Precious Metal Loans	12.948	-	-	-
Other	25.739.668	-	935.799	41
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**47.434.552**	-	**2.024.522**	**41**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

3. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium and Long-term	Total
Consumer Loans-YTL	376.229	9.336.927	9.713.156
Mortgage Loans	39.273	4.527.933	4.567.206
Automotive Loans	40.380	1.192.642	1.233.022
Consumer Loans	296.576	3.616.352	3.912.928
Other	-	-	-
Consumer Loans- Indexed to FC	2.915	269.956	272.871
Mortgage Loans	982	241.351	242.333
Automotive Loans	518	11.564	12.082
Consumer Loans	1.415	17.041	18.456
Other	-	-	-
Consumer Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Consumer Credit Cards-YTL	4.503.089	11.446	4.514.535
With Installment	1.688.692	11.446	1.700.138
Without Installment	2.814.397	-	2.814.397
Consumer Credit Cards-FC	3.512	-	3.512
With Installment	1.640	-	1.640
Without Installment	1.872	-	1.872
Personnel Loans-YTL	3.857	20.546	24.403
Mortgage Loans	13	1.167	1.180
Automotive Loans	93	984	1.077
Consumer Loans	3.751	18.395	22.146
Other	-	-	-
Personnel Loans- Indexed to FC	-	651	651
Mortgage Loans	-	417	417
Automotive Loans	-	4	4
Consumer Loans	-	230	230
Other	-	-	-
Personnel Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-YTL	19.881	24	19.905
With Installment	8.416	24	8.440
Without Installment	11.465	-	11.465
Personnel Credit Cards-FC	85	-	85
With Installment	69	-	69
Without Installment	16	-	16
Credit Deposit Account-YTL (Real Person)	226.251	-	226.251
Credit Deposit Account-FC (Real Person)	-	-	-
Total Consumer Loans	**5.135.819**	**9.639.550**	**14.775.369**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

4. Information on commercial installment loans and corporate credit cards:

	Short-term	Medium and Long-term	Total
Commercial Installment Loans-YTL	792.800	3.336.706	4.129.506
Mortgage Loans	3.479	622.182	625.661
Automotive Loans	28.049	1.160.505	1.188.554
Consumer Loans	759.677	1.487.184	2.246.861
Other	1.595	66.835	68.430
FC Indexed Commercial Installment Loans	27.986	257.658	285.644
Mortgage Loans	219	53.195	53.414
Automotive Loans	1.193	137.651	138.844
Consumer Loans	16.613	52.296	68.909
Other	9.961	14.516	24.477
Commercial Installment Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Corporate Credit Cards-YTL	70.491	713	71.204
With Installment	4.390	44	4.434
Without Installment	66.101	669	66.770
Corporate Credit Cards-FC	97	-	97
With Installment	-	-	-
Without Installment	97	-	97
Credited Deposit Account-YTL (Legal Person)	403.944	-	403.944
Credited Deposit Account-FC (Legal person)	-	-	-
Total	**1.295.318**	**3.595.077**	**4.890.395**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 30 September 2008	Prior Period 31 December 2007
Domestic Loans	48.495.570	38.980.959
Foreign Loans	963.545	901.169
Total	**49.459.115**	**39.882.128**

6. Loans granted to investments in associates and subsidiaries: None.

7. Specific provisions accounted for loans:

	Current Period 30 September 2008	Prior Period 31 December 2007
Loans and Receivables with Limited Collectibility	335.890	206.036
Loans and Receivables with Doubtful Collectibility	348.139	296.237
Uncollectible Loans and Receivables	157.241	505.355
Total	**841.270**	**1.007.628**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

8. Information on non-performing loans (Net):

8 (i). Information on non-performing loans restructured or rescheduled and other receivables:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 30 September 2008			
(Gross Amounts Before Specific Provisions)	-	-	41
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	41
Prior Period: 31 December 2007			
(Gross Amounts Before Specific Provisions)	-	-	41
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	41

8 (ii). Information on the movement of total non-performing loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Prior Period End Balance: 31 December 2007	206.036	296.237	505.355
Additions (+)	782.280	48.950	11.494
Transfers from Other Categories of Non-performing Loans (+)	-	522.580	352.544
Transfers to Other Categories of Non-Performing Loans (-)	522.580	352.544	-
Collections (-)	129.645	108.956	80.662
Net FC Differences from Subsidiaries Abroad	-	4	-
Write-offs (-) (*)	201	58.132	631.490
Corporate and Commercial Loans	10	34.622	318.930
Retail Loans	94	14.240	102.368
Credit Cards	97	9.270	210.192
Other	-	-	-
Balance at the End of the Period	335.890	348.139	157.241
Specific Provisions (-)	335.890	348.139	157.241
Net Balance on Balance Sheet Date	-	-	-

(*) The Bank disposed some part of its non-performing loan portfolio amounting to YTL669.207 at an amount of YTL135.116. The amount disposed is presented in the "Write-off" line on the table above.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

8 (iii). Information on non-performing loans granted as foreign currency loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 30 September 2008			
Balance at the End of the Period	6.362	9.648	7.953
Specific Provisions (-)	6.362	9.648	7.953
Net Balance on Balance Sheet	-	-	-
Prior Period: 31 December 2007			
Balance at the End of the Period	7.177	10.489	27.981
Specific Provisions (-)	7.177	10.489	27.981
Net Balance on Balance Sheet	-	-	-

8(iv). Breakdown of non-performing loans according to their gross and net values

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period (Net): 30 September 2008			
Loans granted to corporate entities and real persons (Gross)	335.890	348.139	157.241
Specific Provisions Amount(-)	335.890	348.139	157.241
Loans granted to corporate entities and real persons (Net)	-	-	-
Banks (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Banks (Net)	-	-	-
Other Loans and Advances (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Other Loans and Advances (Net)	-	-	-
Prior Period (Net): 31 December 2007			
Loans granted to corporate entities and real persons (Gross)	206.036	296.237	505.355
Specific Provisions Amount(-)	206.036	296.237	505.355
Loans granted to corporate entities and real persons (Net)	-	-	-
Banks (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Banks (Net)	-	-	-
Other Loans and Advances (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Other Loans and Advances (Net)	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

9. Information on the collection policy of non-performing loans and other receivables:
Non-performing loans and other receivables are collected through legal follow-up and liquidation of collaterals.

10. Information on the write-off policy of the Bank:
Write-off policy of the Bank for receivables under follow up is to retire the receivables from assets in case of verification of the inability of collection through the legal follow-up process.

f. Held-to-maturity investments:

The Bank has no held-to-maturity investments as at 30 September 2008.

g. Information on investments in associates (Net):

The Bank has no investments in associates as at 30 September 2008.

h. Information on subsidiaries (Net):

1. Non-consolidated subsidiaries:
   1(i). Reasons of being out of consolidation for non-consolidated associates: On grounds of the materiality principle due to their operating results, asset and shareholder equity sizes, they have been left out of the scope of consolidation.
   1(ii). Information about non-consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Bank's Risk Group Share Percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	65,04	65,04
2	Ak Portföy Yönetimi A.Ş.	Istanbul/Turkey	99,99	99,99
3	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00
4	Finsbury Pavement Limited under liquidation (Previously: Sabancı Bank plc.)	London/England	65,00	100,00

Main financial figures of non-consolidated subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements dated 30 September 2008. (**)

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	43.498	41.996	2	1.905	1.065	(4.575)	8.641	12.410
2	13.568	12.314	535	1.189	17	5.756	3.773	-
3	-	-	-	-	-	-	-	-
4	-	-	-	-	-	-	-	-

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.
(*) Fair values refer to the market values for the subsidiaries quoted on the stock.
(**) Financial figures of Ak Portföy Yönetimi A.Ş. are as of 30 June 2008.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Consolidated subsidiaries:

2(i). Information about consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Other Shareholder Share Percentage (%)	Consolidation Method
1	Ak Finansal Kiralama A.Ş.	Istanbul/Turkey	99,99	0,01	Full Consolidation
2	Ak Yatırım Menkul Değerler A.Ş.	Istanbul/Turkey	99,80	0,20	Full Consolidation
3	Akbank N.V.	Rotterdam/ Netherlands	100,00	-	Full Consolidation
4	Akbank AG	Frankfurt/Germany	100,00	-	Full Consolidation

Main financial figures of consolidated subsidiaries, in the order of the above table:

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	930.396	185.381	329	68.091	-	21.069	23.925	-
2	247.856	82.923	20.618	18.592	746	9.668	13.840	-
3	4.072.027	610.198	2.780	162.800	32.660	19.984	27.238	-
4	2.440.296	379.015	406	89.728	6.023	15.249	17.429	-

(*) Fair values refer to the market values for the subsidiaries quoted on the stock.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the scope of consolidation as "Special Purpose Entities" due to the 100% control of these entities by the Group.

2(ii). Movement schedule for consolidated subsidiaries:

	Current Period 30 September 2008	Prior Period 31 December 2007
Balance at the Beginning of the Period	746.351	883.790
Movements During the Period		
Purchases	-	410.383
Bonus Shares and Contributions to Capital	-	-
Dividends from Current Year Income	-	-
Sales	-	(547.822)
Revaluation Increase	-	-
Revaluation/Impairment	-	-
Balance at the End of the Period	746.351	746.351
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2(iii). Sectoral information on consolidated financial subsidiaries and the related carrying amounts:

Subsidiaries	Current Period 30 September 2008	Prior Period 31 December 2007
Banks	543.903	543.903
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	121.088	121.088
Finance Companies	-	-
Other Financial Subsidiaries	81.360	81.360

2(iv). Subsidiaries quoted on a stock exchange: None.

2(v). Consolidated subsidiaries disposed within the current period: None.

2(vi). Consolidated subsidiaries purchased within the current period: None.

i. Information on finance lease receivables (Net):

	Current Period 30 September 2008		Prior Period 31 December 2007	
	Gross	Net	Gross	Net
2008	181.177	157.918	387.831	317.641
2009	327.593	266.936	196.388	168.083
2010	209.336	177.076	115.321	102.630
2011	110.515	93.514	41.514	36.883
2012	58.157	48.645	14.282	12.908
2013	118.621	98.964	12.745	11.351
Total	**1.005.399**	**843.053**	**768.081**	**649.496**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

j. Information on hedging derivative financial assets: None.

k. Information on the investment properties: None.

l. Information on deferred tax asset :

The Group's deferred tax asset as of 30 September 2008 amounts to YTL30.100 (31 December 2007: YTL17.858). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities, which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries, are presented as net on an individual entity level. As noted in Note XVIII of Section Three, for the purposes of consolidated financial statements deferred taxes arising from different consolidated subsidiaries are presented separately in assets and liabilities. There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. An explanation on the net deferred tax liability is given in Note II.h-2 of Section Five.

m. Information on property and equipment held for sale and related to discontinued operations:

	Current Period 30 September 2008	Prior Period 31 December 2007
Cost	3.958	3.384
Accumulated Depreciation (-)	308	105
Net Book Value	**3.650**	**3.279**
Opening Balance	3.650	3.279
Additions	147	2.394
Disposals (-), net	-	1.911
Depreciation (-)	85	112
Closing Net Book Value	**3.712**	**3.650**

n. Information on other assets:

Other assets amount to YTL547.583 (31 December 2007: YTL551.689) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES:

a. Information on deposits:

1. Information on maturity structure of the deposits:

There are no seven-day notification and accumulative deposits.

1(i). Current Period - 30 September 2008:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.377.161	6.600.735	10.450.707	531.416	148.869	43.639	19.152.527
Foreign Currency Deposits	4.073.727	3.682.348	9.566.841	1.517.782	1.726.779	1.188.212	21.755.689
Residents in Turkey	2.425.823	3.277.852	8.806.217	1.304.975	993.348	557.579	17.365.794
Residents Abroad	1.647.904	404.496	760.624	212.807	733.431	630.633	4.389.895
Public Sector Deposits	539.551	2.609	185.655	3.364	485	102	731.766
Commercial Deposits	1.660.981	1.576.259	3.842.347	56.406	20.149	1.172	7.157.314
Other Institutions Deposits	78.936	308.712	484.632	138.233	9.942	2.057	1.022.512
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	201.910	596.592	1.437.300	350.595	7.682	-	2.594.079
The CBRT	-	-	-	-	-	-	-
Domestic Banks	24.701	308.405	-	-	-	-	333.106
Foreign Banks	60.869	288.187	1.437.300	350.595	7.682	-	2.144.633
Special Finance Institutions	116.340	-	-	-	-	-	116.340
Other	-	-	-	-	-	-	-
Total	**7.932.266**	**12.767.255**	**25.967.482**	**2.597.796**	**1.913.906**	**1.235.182**	**52.413.887**

1(ii). Prior Period - 31 December 2007:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.336.972	5.511.058	8.808.103	712.308	160.520	53.973	16.582.934
Foreign Currency Deposits	3.232.210	2.370.304	8.991.477	1.517.804	905.617	1.106.404	18.123.816
Residents in Turkey	2.591.385	2.215.110	8.666.438	892.289	578.436	352.118	15.295.776
Residents Abroad	640.825	155.194	325.039	625.515	327.181	754.286	2.828.040
Public Sector Deposits	33.902	885	2.810	336	162	131	38.226
Commercial Deposits	1.511.996	1.558.716	1.513.873	106.808	2.747	1.217	4.695.357
Other Institutions Deposits	918.281	321.351	918.106	74.950	18.651	2.985	2.254.324
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	153.252	903.202	872.381	10.124	1.005	-	1.939.964
The CBRT	-	-	-	-	-	-	-
Domestic Banks	6.388	751.520	1.005	-	1.005	-	759.918
Foreign Banks	38.104	151.682	871.376	10.124	-	-	1.071.286
Special Finance Institutions	108.760	-	-	-	-	-	108.760
Other	-	-	-	-	-	-	-
Total	**7.186.613**	**10.665.516**	**21.106.750**	**2.422.330**	**1.088.702**	**1.164.710**	**43.634.621**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:(*)

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 30 September 2008	Prior Period 31 December 2007	Current Period 30 September 2008	Prior Period 31 December 2007
Saving Deposits	8.018.318	7.444.209	11.134.209	9.137.379
Foreign Currency Saving Deposits	4.374.572	4.759.710	8.662.155	7.810.869
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

(*) The deposit amounts of the consolidated subsidiaries located abroad are subject to local insurance regulations and are not included in the table above.

2(ii). Saving deposits of real persons which are not under the guarantee of saving deposit insurance fund:

	Current Period 30 September 2008	Prior Period 31 December 2007
Foreign Branches' Deposits and other accounts	-	-
Saving Deposits and Other Accounts of Controlling Shareholders and Deposits of their Mother, Father, Spouse, Children in care	-	-
Saving Deposits and Other Accounts of President and Members of Board of Directors, CEO and Vice Presidents and Deposits of their Mother, Father, Spouse, Children in care	591.479	590.183
Saving Deposits and Other Accounts in Scope of the Property Holdings Derived from Crime Defined in Article 282 of Turkish Criminal Law No:5237 dated 26.09.2004	-	-
Saving Deposits in Deposit Bank Which Established in Turkey in Order to Engage in Off-shore Banking Activities Solely	-	2.522

b. Information on trading derivative financial liabilities:

Table of negative differences for trading derivative financial liabilities:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Forward Transactions	23.690	695	4.999	638
Swap Transactions	29.063	52.507	49.117	43.060
Futures Transactions	1.956	45	2.724	272
Options	543	13.440	-	4.781
Other	-	-	-	-
Total	**55.252**	**66.687**	**56.840**	**48.751**

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	158.208	115.521	159.083	186.196
From Foreign Banks, Institutions and Funds	14.468	11.967.312	15.644	9.130.198
Total	**172.676**	**12.082.833**	**174.727**	**9.316.394**

2. Information on maturity structure of borrowings:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Short-term	162.635	5.164.552	153.591	3.673.158
Medium and Long-Term	10.041	6.918.281	21.136	5.643.236
Total	**172.676**	**12.082.833**	**174.727**	**9.316.394**

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

d. Information on other foreign liabilities:

Other foreign liabilities amount to YTL594.602 (31 December 2007: YTL1.487.317) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

e. Information on finance lease payables (Net): None.

f. Information on hedging derivative financial liabilities: None.

g. Information on provisions:

1. Information on general provisions:

	Current Period 30 September 2008	Prior Period 31 December 2007
General Provisions	**433.144**	**293.625**
Provisions for Group I. Loans and Receivables	321.679	240.718
Provisions for Group II. Loans and Receivables	34.463	12.406
Provisions for Non-Cash Loans	35.622	28.049
Other	41.380	12.452

2. Information on reserve for employment termination benefits:

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL2.173,18 in full YTL amount (31 December 2007: YTL2.030,19) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 30 September 2008	Prior Period 31 December 2007
Discount Rate (%)	5,71	5,71
Rate for the Probability of Retirement (%)	0,92	0,92

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.173,18 (1 January 2008: YTL2.087,92) effective from 1 July 2008 has been taken into consideration in calculating the reserve for employee termination benefits.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

Movements in the reserve for employment termination benefits during the period are as follows:

	Current Period 30 September 2008	Prior Period 31 December 2007
Balance at the Beginning of the Period	38.401	37.503
Provisions Recognized During the Period	10.994	11.605
Paid During the Period	(10.942)	(10.707)
Balance at the End of the Period	38.453	38.401

As of 30 September 2008, the Group has accounted a provision for unused vacation rights amounting to YTL28.837 (31 December 2007: YTL24.982).

3. Information on provisions related with foreign currency difference of foreign indexed loans:

   As of 30 September 2008, the provision related to foreign currency difference of foreign currency indexed loans, which amounts to YTL21.050 (31 December 2007: YTL46.879), is offset with the balance of foreign currency indexed loans in these financial statements.

4. Information on specific provisions for non-cash loans that are non-funded and non-transformed into cash:

   Provision for non-cash loans that are non-funded and non-transformed into cash as of 30 September 2008 is amounting to YTL43.103 (31 December 2007: YTL41.017).

5. Information on other provisions:

   5 (i). Information on general provisions for possible risks: None.

   5 (ii). Information on provisions for banking services promotion:

   The Group has provisions for credit cards and banking services promotion applications amounting to YTL63.794 (31 December 2007: YTL84.352).

h. Explanations on tax liability:

1. Explanations on current tax liability:

   Tax calculations of the Group are explained in Note XVIII of Section Three. As of 30 September 2008, the tax liability after the deduction of temporary taxes paid is YTL169.929 (31 December 2007: YTL173.093).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

1(i). Information on taxes payable:

	Current Period 30 September 2008	Prior Period 31 December 2007
Corporate Taxes Payable	169.929	173.093
Taxation on Marketable Securities	131.419	67.849
Property Tax	742	444
Banking Insurance Transaction Tax (BITT)	35.926	33.714
Foreign Exchange Transaction Tax	-	1.558
Value Added Tax Payable	1.043	1.437
Other	18.220	14.339
Total	**357.279**	**292.434**

1(ii). Information on premium payables:

	Current Period 30 September 2008	Prior Period 31 December 2007
Social Security Premiums - Employee	481	105
Social Security Premiums - Employer	281	189
Bank Social Aid Pension Fund Premium- Employee	3	7
Bank Social Aid Pension Fund Premium - Employer	160	165
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	500	375
Unemployment Insurance - Owner	925	713
Other	-	-
Total	**2.350**	**1.554**

2. Information on deferred tax liability:

As of 30 September 2008, the deferred tax liability of the Group amounts to YTL48.118 (31 December 2007: YTL39.744).

i. Information on shareholders' equity:

1. Presentation of paid-in capital:

	Current Period 30 September 2008	Prior Period 31 December 2007
Common Stock	3.000.000	3.000.000
Preferred Stock	-	-

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	3.000.000	5.000.000

3. Information on the share capital increases during the period and their sources: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

4. Information on share capital increases from capital reserves during the current period: None.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity.

   The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

j. Information on marketable securities value increase fund:

	Current Period 30 September 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	(1.831)	-	4.956	-
Valuation Difference	10.776	(63.944)	202.323	(26.270)
Foreign Currency Differences	-	-	-	-
Total	**8.945**	**(63.944)**	**207.279**	**(26.270)**

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as "Available-for-sale financial assets".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT:

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 30 September 2008		Prior Period 30 September 2007	
	YTL	FC	YTL	FC
Short-term Loans	2.192.295	129.431	2.108.151	98.317
Medium and Long-term Loans	1.607.210	596.473	1.245.713	430.790
Interest on Loans Under Follow-Up	33.407	159	29.458	332
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total(*)	**3.832.912**	**726.063**	**3.383.322**	**529.439**

(*) Fee and commission income from cash loans is included.

2. Information on interest income on banks:

	Current Period 30 September 2008		Prior Period 30 September 2007	
	YTL	FC	YTL	FC
From the CBRT	136.294	5.247	120.265	8.306
From Domestic Banks	1.416	252	6.065	61
From Foreign Banks	1.411	76.333	5	88.363
Headquarters and Branches Abroad	-	-	-	-
Total	**139.121**	**81.832**	**126.335**	**96.730**

3. Information on interest income on marketable securities:

	Current Period 30 September 2008		Prior Period 30 September 2007	
	YTL	FC	YTL	FC
From Trading Financial Assets	36.791	106.531	50.303	279.514
From Financial Assets at Fair Value through Profit or Loss	-	-	-	-
From Available-for-sale Financial Assets	2.116.682	183.018	1.628.043	232.996
From Held-to-Maturity Investments	-	-	-	-
Total	**2.153.473**	**289.549**	**1.678.346**	**512.510**

4. Information on interest income received from associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 30 September 2008		Prior Period 30 September 2007	
	YTL	FC	YTL	FC
Banks	31.501	381.064	31.121	404.715
The CBRT	-	-	-	-
Domestic Banks	25.135	982	30.925	1.481
Foreign Banks	6.366	376.828	196	403.234
Headquarters and Branches Abroad	-	3.254	-	-
Other Institutions	-	-	-	-
Total(*)	**31.501**	**381.064**	**31.121**	**404.715**

(*) Fee and commission expense from cash loans is included.

2. Information on interest expense given to associates and subsidiaries:

	Current Period 30 September 2008	Prior Period 30 September 2007
To Associates and Subsidiaries	1.787	1.290

3. Maturity structure of the interest expense on deposits:

There are no deposits with seven-day notification and accumulative deposits:

	Demand Deposits	Time Deposit					**Total**
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	1 Year and Over	
YTL							
Bank Deposits	-	57.257	102.899	1.557	-	-	**161.713**
Saving Deposits	241	692.637	1.245.170	102.590	17.330	6.008	**2.063.976**
Public Sector Deposits	47	98	156	43	15	8	**367**
Commercial Deposits	2.023	192.708	303.938	3.644	20.622	132	**523.067**
Other Deposits	273	31.159	134.537	10.594	-	2.143	**178.706**
Total	2.584	973.859	1.786.700	118.428	37.967	8.291	**2.927.829**
FC							
Foreign Currency Deposits	10.519	93.488	281.330	40.698	66.291	53.972	**546.298**
Bank Deposits	-	6.469	12.255	4.552	85	-	**23.361**
Gold Vault	-	-	-	-	-	-	-
Total	10.519	99.957	293.585	45.250	66.376	53.972	**569.659**
Grand Total	**13.103**	**1.073.816**	**2.080.285**	**163.678**	**104.343**	**62.263**	**3.497.488**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

c. Information on trading loss/income (Net):

	Current Period 30 September 2008	Prior Period 30 September 2007
Profit	**13.591.879**	**6.582.713**
Income from Capital Market Transactions	407.956	189.632
From Derivative Financial Transactions	317.193	140.753
Other	90.763	48.879
Foreign Exchange Gains	13.183.923	6.393.081
Loss (-)	**13.515.383**	**6.458.459**
Loss from Capital Market Transactions	504.509	185.260
From Derivative Financial Transactions	476.793	175.409
Other	27.716	9.851
Foreign Exchange Loss	13.010.874	6.273.199
Total	**76.496**	**124.254**

d. Explanations on other operating income:

The Bank had filed three lawsuits, total of which amounted to YTL754.303, against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005.

Considering the status of legal and administrative process, the Board of Directors decided to settle with the Ministry of Finance in scope of the article 3 of the "Act on collection of some public receivables through settlement" published in the Official Gazette No.26800 dated 27 February 2008.

Accordingly, the Bank has withdrawn the lawsuits explained in the first paragraph and according to the calculations made for the purpose of the settlement, the Bank's total amount of receivables from the Ministry of Finance related to those lawsuits is confirmed as YTL494.710. The remaining amount of YTL224.709 after deducting the amount of YTL270.001, which was accepted by the Ministry of Finance to be offset against various tax debt of the Bank and recognized in the financial statements of the year 2007, is recorded as income in the year 2008 financial statements.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

e. Provision expenses related to loans and other receivables of the Bank:

	Current Period 30 September 2008	Prior Period 30 September 2007
Specific Provisions for Loans and Other Receivables	682.746	440.340
III. Group Loans and Receivables	666.745	363.886
IV. Group Loans and Receivables	7.617	66.870
V. Group Loans and Receivables	8.384	9.584
General Provision Expenses	139.519	61.531
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	7.140	799
Financial Assets at Fair Value through Profit or Loss	4.022	278
Available-for-sale Financial Assets	3.118	521
Investments in Associates, Subsidiaries and Held-to-maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held-to-maturity Investments	-	-
Other	11.462	2.818
Total	**840.867**	**505.488**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

f. Information related to other operating expenses:

	Current Period 30 September 2008	Prior Period 30 September 2007
Personnel Expenses	637.140	478.701
Reserve for Employee Termination Benefits	52	-
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	77.878	75.480
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	9.812	8.723
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	662.993	549.800
Leasing Expenses	39.835	23.734
Maintenance Expenses	28.617	12.452
Advertisement Expenses	86.714	63.275
Other Expenses	507.827	450.339
Loss on Sales of Assets	2	27
Other	257.486	168.920
Total	**1.645.363**	**1.281.651**

g. Profit/Loss of minority interest:

	Current Period 30 September 2008	Prior Period 30 September 2007
Profit/Loss of Minority Interest	22	(231)

h. Information on tax provision for ongoing and discontinued operations:

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 30 September 2008, the Group has a current tax expense of YTL369.157 and deferred tax income of YTL5.820.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL11.558 and deferred tax expense is YTL10.984; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL7.331 and YTL2.085 respectively. The Group has YTL5.820 net deferred tax income.

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement: None.

i. Information on net profit and loss:

1. Explanation on the quality, amount and frequency of the figures of the income and expense stemming from ordinary banking operations, if necessary to understand the performance of the Group for the current period: None.

2. Explanation on the changes in the estimations regarding the figures on the financial statements, if there exists a possibility that the profit and loss for the current or the following periods will be impacted: None.

j. Other figures on profit and loss statement:

Other figures on the profit and loss statement do not exceed 10% of the total profit and loss.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS:

Explanations on off-balance sheet commitments:

1. Type and amount of irrevocable commitments:

YTL216.195 asset purchase commitments (31 December 2007: YTL457.507), YTL6.429.425 commitment for credit card limits (31 December 2007: YTL6.001.065) and YTL1.815.354 commitments for cheque books (31 December 2007: YTL1.737.614).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Group has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letter of credits:

	Current Period 30 September 2008	Prior Period 31 December 2007
Bank Acceptance Loans	61.149	46.857
Letters of Credit	1.832.140	1.176.932
Other Commitments and Contingencies	265.738	177.362
Total	**2.159.027**	**1.401.151**

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 30 September 2008	Prior Period 31 December 2007
Revocable Letters of Guarantee	169.543	158.327
Irrevocable Letters of Guarantee	2.961.830	2.525.041
Letters of Guarantee Given in Advance	519.668	409.563
Guarantees Given to Customs	272.475	244.313
Other Letters of Guarantee	613.072	441.489
Total	**4.536.588**	**3.778.733**

3. Total amount of non-cash loans:

	Current Period 30 September 2008	Prior Period 31 December 2007
Non-cash Loans Given against Cash Loans	136.223	106.217
With Original Maturity of 1 Year or Less Than 1 Year	107.900	87.722
With Original Maturity of More Than 1 Year	28.323	18.495
Other Non-cash Loans	6.559.392	5.073.667
Total	**6.695.615**	**5.179.884**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

4. Mutual Funds:

As of 30 September 2008, the Group is the founder of 21 mutual funds (31 December 2007: 16) with a total fund value of YTL3.287.046 (31 December 2007: YTL3.366.029). The shares of the mutual funds established in accordance with the Capital Markets Board legislation are kept dematerialized by ISE Settlement and Custody Bank, Inc.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS:

Information on cash and cash equivalents:

Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash equivalents".

1. Cash and cash equivalents at the beginning of the period:

	Current Period 30 September 2008	Prior Period 30 September 2007
Cash	**1.793.500**	**2.121.379**
Cash, Foreign Currency and Other	515.781	532.703
Demand Deposits in Banks	1.277.719	1.588.676
Cash Equivalents	**728.196**	**2.501.316**
Interbank Money Market Placements	2.547	9
Time Deposits in Banks	712.033	2.499.270
Marketable Securities	13.616	2.037
Total Cash and Cash Equivalents	**2.521.696**	**4.622.695**

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period.

2. Cash and cash equivalents at the end of period:

	Current Period 30 September 2008	Prior Period 30 September 2007
Cash	**1.799.360**	**1.257.290**
Cash, Foreign Currency and Other	680.963	389.527
Demand Deposits in Banks	1.118.397	867.763
Cash Equivalents	**3.680.573**	**1.507.726**
Interbank Money Market Placements	-	3.798
Time Deposits in Banks	3.356.152	1.501.511
Marketable Securities	324.421	2.417
Total Cash and Cash Equivalents	**5.479.933**	**2.765.016**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP:

Information on the volume of transactions relating to the Group's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period - 30 September 2008:

Group's Risk Group	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	241	934.432	483.693	1.078	3.237
Balance at the End of the Period	-	241	852.063	424.120	62.580	3.051
Interest and Commission Income Received	-	2	50.713	16.190	29	5

2. Prior Period - 31 December 2007:

Group's Risk Group	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	733.456	358.675	6	3.238
Balance at the End of the Period	-	241	934.432	483.693	1.078	3.237
Interest and Commission Income Received(*)	-	31	63.398	9.878	927	4

(*) Prior period amounts present 30 September 2007 figures.

3. Information on deposits of the Group's risk group:

Group's Risk Group	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
Deposit	Current Period 30 September 2008	Prior Period 31 December 2007	Current Period 30 September 2008	Prior Period 31 December 2007	Current Period 30 September 2008	Prior Period 31 December 2007
Balance at the Beginning of the Period	13.541	9.035	1.050.463	722.059	752.238	373.756
Balance at the End of the Period	14.091	13.541	1.651.669	1.050.463	779.432	752.238
Interest on Deposits(*)	1.787	1.290	103.270	57.595	22.704	21.416

(*) Prior period amounts present 30 September 2007 figures.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP (CONTINUED):

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

Group's risk group	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Current Period 30 September 2008	Prior Period 31 December 2007	Current Period 30 September 2008	Prior Period 31 December 2007	Current Period 30 September 2008	Prior Period 31 December 2007
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	-	-	151.126	224.377	-	-
Balance at the End of the Period	-	-	1.486.832	151.126	-	-
Total Income/Loss(*)	-	-	(9.031)	(411)	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss	-	-	-	-	-	-

(*) Prior period amounts present 30 September 2007 figures.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affects the net exposure of the Group. As of 30 September 2008, the net exposure for direct and indirect shareholders of the Group is YTL2.102 (31 December 2007: YTL (-) 131).

5. Information regarding benefits provided to the Parent Bank's key management:

As of 30 September 2008, benefits provided to the Parent Bank's key management amount to YTL9.868 (30 September 2007: YTL8.266).

VII. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS

In accordance with the "Decree regarding the change in the decree on Turkish Accounting Standard for Financial Instruments: Recognition and Measurement (TAS 39)" published in the Official Gazette dated 31 October 2008 No. 27040, the Bank has reclassified some part of its financial assets, acquired in order to be sold or repurchased in the near future but no longer held for these purposes, from the financial assets at fair value through profit or loss portfolio into the held-to-maturity financial assets portfolio.

SECTION SIX
OTHER EXPLANATIONS

I. OTHER EXPLANATIONS

None.

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

I. EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The consolidated financial statements for the period ended 30 September 2008 have been reviewed by Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's review report dated 6 November 2008 is presented prior to the consolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS

None.

END